Filed Pursuant to Rule 424(b)(2)
Registration No. 333-149475

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 17, 2008)

Dynex Capital, Inc.

Up to 5 Million Shares of Common Stock

We have entered into an equity distribution agreement with JMP Securities LLC relating to shares of our common stock offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the sales agreement, we may offer and sell up to 5 million shares of our common stock from time to time through JMP Securities LLC, as our agent for the offer and sale of the shares of common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “DX.” The last reported sale price of our common stock on the New York Stock Exchange on June 23, 2010 was $9.57 per share.

Sales of shares of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made in sales deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended (or the Securities Act), including sales made directly on the New York Stock Exchange, the existing trading market of our common stock, sales made to or through a market maker other than on an exchange, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law. Upon written instructions from us, JMP Securities LLC will use its commercially reasonable efforts consistent with its sales and trading practices to solicit offers to purchase shares of our common stock under the terms and subject to the conditions set forth in the sales agreement. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

JMP Securities LLC will be entitled to compensation of up to 2.0% of the gross sales price per share for any shares of common stock sold under the sales agreement, as further described herein under the caption “Plan of Distribution.” In connection with the sale of the shares of common stock on our behalf, JMP Securities LLC may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of JMP Securities LLC may be deemed to be underwriting commissions or discounts.

Investing in our common stock involves certain risks. Before buying any shares, you should read the discussion of material risks of investing in our common stock under the caption “Risk Factors” beginning on page S-10 of this prospectus supplement and beginning on page 7 of our annual report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference into this prospectus supplement and the accompanying prospectus, and in our periodic reports and other information that we file from time to time with the Securities and Exchange Commission, or SEC.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

JMP Securities

The date of this prospectus supplement is June 24, 2010.

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the base prospectus. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We have not, and JMP Securities LLC has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and JMP Securities LLC is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated therein by reference is accurate only as of its respective date or dates or on the date or dates that are specified in these documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

Prospectus

S-i

FORWARD-LOOKING STATEMENTS

Certain written statements we make in this prospectus supplement and the accompanying prospectus that are not historical facts constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this prospectus supplement and the accompanying prospectus addressing our results of operations, our operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to investment strategies, net interest income, earnings or earnings per share and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements. The forward-looking statements are based upon our management’s views and assumptions as of the date of this prospectus supplement regarding future events and operating performance and are applicable only as of the dates of such statements. These forward-looking statements may involve factors that could cause our actual results to differ materially from historical results or from any results expressed or implied by such forward-looking statements. We caution readers not to place undue reliance on forward-looking statements, which may be based on assumptions and anticipated events that do not materialize.

Factors that may cause actual results to differ from historical results or from any results expressed or implied by forward-looking statements are disclosed in our reports on Forms 10-K, 10-Q and 8-K incorporated by reference in this prospectus supplement, and include the following:

•	Risks related to our access to credit markets;

•	Risks related to the actions or inaction of Congress, the Treasury, the Federal Reserve, Fannie Mae and Freddie Mac;

•	Risks involving the action or inaction of other third parties, including lenders and guarantors;

•

Risks related to our business, including changes in prepayment rates, interest rates, yield curves, credit ratings for the securities we own, the liquidity or value of our assets or other adverse impacts on our ability to manage credit risk;

•	Risks related to regulatory, accounting and other legal requirements;

•	Risks involving our status as a REIT, including our failure to maintain our status as a REIT; and

•	Risks of an investment in our common stock, including the “Risk Factors” described beginning on page S-10 below.

SUMMARY

The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference into this prospectus supplement and the accompanying prospectus. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference into this prospectus supplement and the accompanying prospectus, in their entireties. You should carefully consider the risks identified in our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference into this prospectus supplement and the accompanying prospectus, and in this prospectus supplement before making an investment decision to purchase shares of our common stock. All references to “we,” “our,” “us” or the “Company” in this prospectus supplement and the accompanying prospectus mean Dynex Capital, Inc.

The Company

Our Business

We are a real estate investment trust, or REIT, which invests in mortgage securities and loans on a leveraged basis. We were incorporated in Virginia on December 18, 1987 and commenced operations in February 1988. Our principal executive offices are located at 4991 Lake Brook Drive, Suite 100, Glen Allen, Virginia 23060 and our telephone number is 804-217-5897.

Our objective is to provide attractive risk-adjusted returns to our shareholders over the long term through dividends paid and through capital appreciation. Our strategy consists of investments in mortgage-backed securities (“MBS”), including Agency and non-Agency securities, and in securitized mortgage loans. As of March 31, 2010, our investment portfolio consisted of $558.9 million in Agency MBS, $188.7 million in non-Agency MBS, and $204.6 million in securitized mortgage loans. Our Agency and non-Agency MBS are recorded on our consolidated balance sheets at their fair value, and our securitized mortgage loans are recorded on our consolidated balance sheets at amortized cost.

Agency MBS are securities issued or guaranteed by a federally chartered corporation, such as the Federal National Mortgage Corporation (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), or an agency of the U.S. government, such as the Government National Mortgage Association (“Ginnie Mae”). The majority of our Agency MBS are collateralized by residential mortgage loans, which generally have a variable interest rate, while a minor portion of our Agency MBS are collateralized by commercial mortgage loans, which generally have a fixed interest rate.

Our investments in Agency MBS are principally in Hybrid Agency ARMs, Agency ARMs, and fixed-rate Agency MBS. Hybrid Agency ARMs are residential MBS (“RMBS”) collateralized by hybrid adjustable-rate mortgage loans, which have a fixed-rate of interest for a specified period (typically three to ten years) and which then reset their interest rates at least annually to an increment over a specified interest rate index. Hybrid Agency ARMs that are within twelve months of the end of their fixed-rate periods are classified within Agency ARMs. Agency ARMs are RMBS collateralized by adjustable rate mortgage loans that have interest rates that generally will adjust at least annually to an increment over a specified interest rate index. In an attempt to reduce our exposure to increases in interest rates, we have focused on shorter-duration ARMs. As of March 31, 2010, our Agency MBS were collateralized by approximately $253.9 million in Hybrid Agency ARMs, $302.1 million in Agency ARMs, and $3.0 million in fixed rate Agency MBS.

Our investments in non-Agency MBS are principally in higher quality, fixed-rate securities. As of March 31, 2010, $183.6 million of our non-Agency securities were commercial MBS (“CMBS”), of which $179.5 million were ‘AAA’-rated or guaranteed by Fannie Mae or Freddie Mac.

We employ leverage in order to increase the overall yield on our invested capital. Our primary source of income is net interest income, which is the excess of the interest income earned on our investments over the cost of financing these investments. Although our intention is generally to hold our investments on a long-term basis, we may occasionally sell investments prior to their maturity.

We finance our investments through a combination of short-term repurchase agreements, securitization financing, and equity capital. In the first quarter of 2010 we financed $60.8 million in par value of CMBS with $50.8 million in financing provided by the Federal Reserve Bank of New York pursuant to its Term Asset-Backed Securities Loan Facility (“TALF”) program. Similar to securitization financing, TALF financing is non-recourse to the Company. The TALF program will be discontinued by the New York Federal Reserve in the second quarter of 2010, and we do not anticipate financing any additional investments through the TALF.

As a REIT, we are required to distribute to our shareholders as dividends on our preferred and common stock at least 90% of our taxable income, which is our income as calculated for income tax purposes after consideration of our tax net operating loss carryforwards (“NOLs”), which had a balance of approximately $156.7 million as of December 31, 2008. We anticipate utilizing approximately $7.5 million of the NOL carryforward to offset our 2009 taxable income, but this amount is subject to change as we complete our 2009 tax return. Provided that we do not experience an ownership shift as defined under Section 382 of the Internal Revenue Code (“Code”), we may utilize the NOLs to offset portions of our distribution requirements for our REIT taxable income with certain limitations. If we do incur an ownership shift under Section 382 of the Code, then the use of the NOLs to offset REIT distribution requirements may be limited.

Investment Strategy

Our investment strategy contemplates the allocation of our capital in investments that in our view have attractive risk-adjusted return profiles. Because we use leverage to enhance the returns on our invested capital, we must evaluate the attractiveness and risk of any investment based on the actual amount of the investment and the amount of equity capital (i.e., investment less financing) allocated to each investment. Our strategy for the last several years has included the investment in short-duration, high-grade Agency MBS with less exposure to credit risk, interest rate risk, and liquidity risk. In 2009, we also began investing in CMBS rated ‘AAA’ by at least one of the nationally recognized rating services.

We have invested our capital primarily in Agency MBS because of the attractive risk-adjusted return profile of that strategy. We expect to continue primarily investing in shorter-duration, high grade securities such as Agency MBS and ‘AAA’-rated CMBS and RMBS for the foreseeable future depending on the nature and risks of the investment, its expected return, and future economic and market conditions. With respect to our investment in Agency MBS, we invest in Hybrid Agency ARMs and Agency ARMs and, to a lesser extent, fixed-rate Agency MBS.

Interest rates on the ARM loans collateralizing the Hybrid Agency ARMs and Agency ARMs are based on specific index rates, such as the one-year constant maturity treasury (“CMT”) rate, the London Interbank Offered Rate (“LIBOR”), the Federal Reserve U.S. 12-month cumulative average one-year CMT (“MTA”), or the 11th District Cost of Funds Index (“COFI”). These mortgage loans will typically have interim and lifetime caps on interest rate adjustments, or interest rate caps, limiting the amount that the rates on these loans may reset in any given period.

At March 31, 2010, our investment portfolio consisted of $558.9 million in Agency MBS, $183.6 million in non-Agency CMBS, $5.1 million in non-Agency RMBS, $144.0 million in securitized commercial mortgage loans (including $27.4 million of such loans fully-defeased with cash), $60.6 million in securitized single-family residential mortgage loans, and $2.2 million in unsecuritized mortgage loans. The CMBS, non-Agency RMBS and commercial mortgage loans generally carry a fixed rate of interest. The single-family mortgage loans are predominantly variable rate based primarily on a spread to six month LIBOR.

Financing Strategy

As noted above, we use leverage to enhance the returns of our investments. Currently, we use a combination of repurchase agreements and securitizations to finance our investments and have used the TALF program to finance CMBS. We may occasionally hedge our borrowing costs by entering into derivative instruments such as interest rate caps and interest rate swaps. Below is a discussion of our financing strategy for our different investments.

Agency MBS

We generally finance our Agency MBS by borrowing against a substantial portion of the market value of these assets utilizing repurchase agreements. Repurchase agreements are financings under which we pledge our Agency MBS as collateral to secure loans made by the repurchase agreement counterparty (i.e., the lender). The amount borrowed under a repurchase agreement is usually limited by the lender to a percentage of the estimated market value of the pledged collateral, which is normally up to 95% for Agency MBS. The difference between the market value of the pledged Agency MBS collateral and the amount of the repurchase agreement is the amount of equity we have in the position and is intended to provide the lender some protection against fluctuations of value in the collateral and/or the failure by us to repay the borrowing.

Under repurchase agreement arrangements, a lender may require that we pledge additional assets by initiating a margin call if the fair value of our pledged collateral declines below a required margin amount specified within the terms of the particular repurchase agreement. Our pledged collateral fluctuates in value primarily due to principal payments and changes in market interest rates and spreads, prevailing market yields, actual or anticipated prepayment speeds and other market conditions. Lenders may also initiate margin calls during periods of market stress. If we fail to meet any margin call, our lenders have the right to terminate the repurchase agreement and sell the collateral pledged. We will set aside securities and/or cash from time to time in order to lower our overall debt to equity ratio and to maintain financial flexibility to meet margin calls from our lenders.

With respect to financing our Agency MBS, we expect to maintain an effective debt to equity capital ratio of between five and nine times our equity capital invested in Agency MBS, although the ratio may vary from time to time depending upon market conditions and other factors.

Non-Agency Securities

We generally finance our ‘AAA’-rated non-Agency securities by borrowing against a portion of the market value of these assets utilizing repurchase agreements. We are not currently borrowing against non-Agency securities that are rated below ‘AAA’.

Like Agency MBS, the amount borrowed under a repurchase agreement for non-Agency securities is usually limited by the lender to a certain percentage of the estimated market value of the pledged collateral, which is normally up to 85% for non-Agency securities. Similar to Agency MBS, we are subject to margin calls by lenders, and if we fail to meet any margin call, our lenders have the right to terminate the repurchase agreement and sell the collateral pledged. We will set aside securities and/or cash from time to time in order to lower our overall debt to equity ratio and to maintain financial flexibility to meet margin calls from our lenders. With respect to financing our non-Agency securities, we expect to maintain an effective debt to equity capital ratio of between two and five times our equity capital invested in non-Agency securities, although the ratio may vary from time to time depending upon market conditions and other factors.

In June 2009, the New York Federal Reserve began accepting certain ‘AAA’-rated CMBS as eligible collateral for financing under its TALF program. The financing is on a non-recourse basis for periods ranging from three to five years. As of March 31, 2010, we had ‘AAA’-rated CMBS with a fair value of $61.6 million and a par value of $60.8 million which were purchased from third parties, and financed with $50.8 million under the TALF program at a weighted average fixed rate of interest of 2.73% for three years. We do not currently anticipate using additional financing under the TALF program.

Repurchase agreement borrowings generally will have a term of between one and three months and carry a rate of interest based on a spread to an index, such as LIBOR. In prior years, repurchase agreement terms for certain collateral could be as long as one year, though such terms are less common in the marketplace today. Repurchase agreement financing is provided principally by major financial institutions and major broker-dealers. Money market funds provide a significant source of liquidity for the repurchase agreement market, through collateral-based lending to the financial institutions and broker-dealer community that, in turn, is provided to the repurchase agreement market. In order to reduce our exposure to counterparty related risk, we generally seek to diversify our exposure by entering into repurchase agreements with multiple lenders. Together with Agency MBS, our maximum net exposure, which is defined as the difference between the amount loaned to us and the value of the securities pledged by us as collateral to any single repurchase agreement lender was $23.2 million as of March 31, 2010.

In the future, we may use other sources of funding in addition to repurchase agreements and TALF borrowings to finance our Agency MBS and non-Agency portfolios including, but not limited to, other types of collateralized borrowings such as loan agreements, lines of credit, commercial paper, or the issuance of equity or debt securities.

Securitized Mortgage Loans

We have financed our securitized mortgage loans with securitization financing issued by us to third parties. Through limited-purpose finance subsidiaries, the Company has issued non-recourse bonds pursuant to indentures which are collateralized by the mortgage loans. Each series of securitization financing may consist of various classes of bonds at either fixed or variable rates of interest and having varying repayment terms. Payments received on securitized mortgage loans and reinvestment income earned thereon are used to make payments on the securitization financing bonds. As of March 31, 2010, we had approximately $127.8 million of securitization financing collateralized by commercial mortgage loans that carried a fixed-rate of interest and approximately $23.0 million collateralized by single-family mortgage loans that carried a variable-rate of interest which resets monthly based on a spread to LIBOR.

The obligations under securitization financing are payable solely from the cash flows generated by the securitized mortgage loans collateralizing the financing and are otherwise non-recourse to the Company. The stated maturity date for each class of bonds is generally calculated based on the final scheduled payment date of the underlying collateral. The actual maturity of each class will be directly affected by the rate of principal prepayments on the related collateral. Generally we will have the right to redeem the securitization financing at its outstanding principal balance plus accrued interest after a certain date or once the securitization financing is paid down to a certain percentage of its original principal balance. As a result, the actual maturity of any class of a series of securitization financing may occur earlier than its stated maturity.

Hedging Activities

We have and will continue to use derivative instruments to hedge our exposure to changes in interest rates. For example, during a period of rising interest rates, we may be exposed to reductions in our net interest income because interest rates on our investments may not reset as frequently as the interest rates on our repurchase agreement and securitization financing borrowings, or if we have financed fixed rate assets with floating rate borrowings. In an effort to protect our net interest income during a period of rising interest rates, we may enter into certain hedging transactions including entering into interest rate swap agreements and interest rate cap agreements.

An interest rate swap agreement allows us to fix the borrowing cost on a portion of our repurchase agreement or securitization financing for a specified period of time. In an interest rate swap transaction, we will pay an agreed upon fixed rate of interest determined at the time of entering into the agreement for a period typically between two and five years while receiving interest based on a floating rate such as LIBOR. An interest rate cap agreement is a contract whereby we, as the purchaser, pay a fee in exchange for the right to receive payments equal to the principal (i.e., notional amount) times the difference between a specified interest rate and a future interest rate (typically LIBOR) during a defined “active” period of time. As of March 31, 2010, we had $180.0 million in interest rate swaps with a weighted average fixed rate of interest of 1.41% and a weighted average remaining term to maturity of approximately 31 months. We have not entered into any interest rate cap agreements as of March 31, 2010.

In addition, in a period of rising rates we may experience a decline in the carrying value of our Agency MBS and non-Agency securities, which will impact our shareholders’ equity and common book value per share. As a result, we may also utilize derivative financial instruments such as interest rate swap and interest rate cap agreements in an effort to protect our book value.

Discussion of Allocation of Shareholders’ Equity

The following table summarizes the allocation of our $183.6 million of shareholders’ equity as of March 31, 2010 and the net earnings contribution for the first quarter of 2010 to each component of allocated capital.

	Asset carrying basis (1)	Associated financing (2)	Allocated shareholders’ equity capital		1Q10 Earnings Contribution (3)
	(dollars in thousands)
Agency MBS	$558,935	$490,754	$68,181		$4,541
Securitized single-family mortgage loans	60,581	45,587	14,994		526
Securitized commercial mortgage loans	144,028	119,303	24,725		590
CMBS	183,606	145,130	38,476		1,681
Non-Agency MBS	5,131	3,183	1,948		126
Other investments	2,156	—	2,156		(227)
Hedging instruments	—	187	(187)		(458)
Total investment portfolio	954,437	804,144	150,293		6,779
Cash and cash equivalents	30,714	—	30,714	(4)	3
Other assets/liabilities	9,307	6,670	2,637		6

	$994,458	$810,814	$183,644		$6,788

(1)	Carrying basis represents investment basis as presented in our consolidated financial statements. Agency MBS, CMBS and non-agency MBS are carried at fair value and securitized mortgage loans and other investments are carried at amortized cost.
(2)	Associated financing includes repurchase agreements, securitization financing issued to third parties and TALF financing.
(3)	Equals net interest income after provision for loan losses for each of the captions.
(4)	Includes $24.2 million in cash maintained by the Company to support investments financed with repurchase agreement borrowings.

The Agency MBS in the table above consists principally of Hybrid ARMs and ARMs with a weighted average 18 months until their next reset. Approximately $383.4 million of the MBS were issued and are guaranteed by Fannie Mae, and approximately $175.5 million of the MBS were issued and are guaranteed by Freddie Mac. The weighted average coupon on Agency MBS at March 31, 2010 was 4.63% and we owned these MBS at an average amortized cost to par of 102.3%. The Agency MBS are financed with $490.8 million in repurchase agreement financing with a weighted average original term to maturity of 60 days.

Securitized single-family mortgage loans consist of loans originated by us on average in 1994. The loans have an unpaid principal balance of $59.9 million at March 31, 2010, of which $19.4 million have pool insurance which limits our credit risk on such loans. Approximately 88% of the loans have interest rates which reset at least annually based on an index, and the weighted average coupon on the loans was 5.11% at March 31, 2010. The loans are geographically dispersed with 44% of the loans in California, 11% in New York, 5% in Florida and no other state with more than 6%. The current loan-to-value relative to the original appraised value of the underlying real estate at the time of origination is 50% on a weighted-average basis. Excluding loans with pool insurance, approximately $2.3 million of the loans were 60+ days delinquent at March 31, 2010, but only $0.7 million of the loans did not make a payment in the last 90 days. We had recorded an allowance for loan losses of $0.3 million on these loans at March 31, 2010. Securitized single-family mortgage loans are financed with $23.5 million in securitization financing and $22.6 million in repurchase agreement financing with an original term to maturity of 32 days.

Securitized commercial mortgage loans were originated principally in 1997 and had a total unpaid principal balance of $148.9 million at March 31, 2010. These loans consisted of $100.6 million in multifamily loans, mixed commercial mortgage loans with an unpaid principal balance of $20.7 million, and approximately $27.4 million of the loans which have been fully-defeased by the borrower with cash. Of the multifamily loans, $54.4 million have a limited guaranty made by SunAmerica Inc and its parent, American International Group, requiring SunAmerica to reimburse the issuing securitization trust for the first $5.8 million in losses on these loans should any of the loans default. Alternatively, SunAmerica has the right to purchase a defaulted loan from the securitization trust with no yield maintenance. SunAmerica exercised this right to purchase one defaulted commercial mortgage loans with an aggregate unpaid principal balance of $3.1 million during the quarter ended March 31, 2010. We recognized a gain of $0.6 million on the repurchase by SunAmerica. At March 31, 2010, nine commercial mortgage loans with unpaid principal balances of $18.2 million were 60+ days delinquent (excluding SunAmerica loans) and we had provided an allowance for loan losses of $4.1 million relative to these delinquent loans. Substantially all of the loans in the trust have amortization terms of 25 or 30 years, with a balloon maturity. Approximately $16 million of the pool reaches its maturity date in 2012 and approximately $45 million and $43 million, respectively, of the pool reaches its maturity in 2014 and 2015. The current loan-to-value of the entire pool of loans (excluding the defeased loans) relative to original appraised value is 46%. Securitized commercial mortgage loans are financed with fixed rate, non-recourse securitization financing.

CMBS consists of $179.5 million in ‘AAA’-rated CMBS and $4.1 million in unrated CMBS. All of the CMBS are fixed rate securities and are financed with $80.1 million in repurchase agreement financing (which is floating rate) and $50.8 million in TALF funding (which is fixed rate). Approximately $122.0 million of the CMBS were issued by us in 1998. The remaining CMBS were issued in 2004 and 2005 by unrelated third parties.

In order to hedge our exposure to rising interest rates related to our use of repurchase agreements for financing certain of its investments, we have entered into $180 million in pay-fixed interest rate swaps with a remaining term of approximately 31 months.

Recent Developments

On April 27, 2010, we announced our results for the first quarter of 2010. During the first quarter, we earned $0.30 per diluted common share, and we reported a book value per common share of $9.40 at March 31, 2010 versus $9.08 at December 31, 2009. During the first quarter of 2010, we purchased $60.8 million 2004-2005 vintage ‘AAA’-rated CMBS and financed such purchase with $50.8 million under the

TALF program. The TALF financing is non-recourse, has a three-year term and a weighted average rate of 2.73%. The estimated leveraged return on our invested capital on these CMBS is approximately 14%.

In February 2010, Fannie Mae and Freddie Mac announced their intentions to purchase delinquent loans that are 120 days or more past due from Agency MBS pools. Freddie Mac bought out all such loans in February 2010 and Fannie Mae indicated that it would purchase loans between March and June 2010 (impacting prepayments in April through July). The constant prepayment rate, or CPR, for our Agency MBS portfolio for the first three months of 2010 inclusive of the Freddie Mac purchase was 28.6%, compared to 17.8% for the fourth quarter of 2009. During the first quarter of 2010, we amortized $1.3 million in premium on our Agency MBS versus $0.7 million in the fourth quarter of 2009. The weighted average yield on our Agency MBS during the first quarter of 2010 was 3.72%.

On January 1, 2010, we adopted Accounting Standards Update (“ASU”) No. 2009-16 and ASU No. 2009-17, which amended ASC Topic 860 and ASC Topic 810, respectively. The purpose of the amendment to ASC Topic 860 is to eliminate the concept of a “qualifying special-purpose entity” (“QSPE”) and to require more information about transfers of financial assets, including securitization transactions as well as a company’s continuing exposure to the risks related to transferred financial assets. The purpose of the amendment to ASC Topic 810 is to change how a reporting entity determines when to consolidate another entity that is insufficiently capitalized or is not controlled by voting rights. As a result of the adoption of ASU Nos. 2009-16 and 2009-17, we consolidated one QSPE effective January 1, 2010. Our investments increased by approximately $15 million as a result of the consolidation of this QSPE with a corresponding $15 million increase in its securitization financing. The adoption of these standards did not have a material impact on our results of operations.

During the first quarter of 2010, we issued 1,070,100 additional shares under our continuous offering program, resulting in proceeds of $9.5 million, net of commissions.

On March 17, 2010, we declared a first quarter of 2010 dividend of $0.23 per common share and $0.2375 per share for our Series D preferred stock, both payable on April 30, 2010.

Federal Income Tax Consequences of our Status as a REIT — Recent Developments

The below information adds to and updates, and should be read together with, the information in the accompanying prospectus under the caption “Federal Income Tax Consequences of Our Status as a REIT.”

Revenue Procedure 2010-12

The Internal Revenue Service has recently issued Revenue Procedure 2010-12. Under this Revenue Procedure, a stock dividend paid by a REIT that is declared on or before December 31, 2012 with respect to a taxable year ending on or before December 31, 2011 may be treated as a taxable dividend if each stockholder has an option to elect to receive his or her dividend in cash, even if the aggregate cash amount paid to all stockholders is limited, as long as the cash portion represents at least 10% of the total dividend payment to be made to all stockholders and certain other requirements are satisfied. Accordingly, if we pay a stock dividend with a cash election feature in accordance with this Revenue Procedure, your tax liability with respect to such dividend may be significantly greater than the amount of cash you receive.

The Housing and Economic Recovery Tax Act of 2008

The Housing and Economic Recovery Tax Act of 2008 (the “2008 Act”) was recently enacted into law. The 2008 Act’s sections that affect the REIT provisions of the Code are generally effective for taxable years beginning after its date of enactment, and, for us, will generally mean that the new provisions apply from and after January 1, 2009, except as otherwise indicated below. Among others, the 2008 Act made the following changes to, or clarifications of, the REIT provisions of the Code that could be relevant for us:

•	Taxable REIT Subsidiaries. The limit on the value of taxable REIT subsidiaries’ securities held by a REIT has been increased from 20 percent to 25 percent of the total value of a REIT’s assets.

See “Federal Income Tax Consequences of Our Status as a REIT — Asset Tests” in the accompanying prospectus.

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Hedging Income. Income from a hedging transaction entered into after July 30, 2008 that complies with identification procedures set out in Treasury regulations and hedges indebtedness incurred or to be incurred by us to acquire or carry real estate assets will not constitute gross income for purposes of either the 75% or 95% gross income tests. See “Federal Income Tax Consequences of Our Status as a REIT — Gross Income Tests — Hedging Transactions” in the accompanying prospectus.

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Reclassification Authority. The Secretary of the Treasury is given broad authority to determine whether particular items of gain or income recognized after July 30, 2008 qualify or not under the 75% and 95% gross income tests, or are to be excluded from the measure of gross income for such purposes. See “Federal Income Tax Consequences of Our Status as a REIT — Gross Income Tests” in the accompanying prospectus.

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Prohibited Transactions Safe Harbor and Foreign Currency Transactions. The 2008 Act also expanded the prohibited transactions safe harbor and addressed the treatment of certain transactions involving foreign currency for purposes of the REIT asset and income tests.

General Information

Our common stock and Series D Preferred Stock are listed on the New York Stock Exchange under the symbols “DX” and “DX PrD,” respectively. We maintain a website at www.dynexcapital.com. Information contained on our website is not, and should not be interpreted to be, part of this prospectus supplement or the accompanying prospectus.

The Offering

Issuer	Dynex Capital, Inc.

Common stock offered by us	5,000,000 shares

Common stock to be outstanding after this offering	20,168,742 shares (1)

NYSE symbol	DX

Use of proceeds	We intend to use the net proceeds from this offering to acquire additional investments, consistent with our investment policy, and for general corporate purposes, that may include, among other things, repayment of maturing obligations, capital expenditures and working capital.

Risk factors	Investing in our common stock involves various risks. Risks associated with an investment in our common stock are described under the heading “Risk Factors” beginning on page 7 of our Annual Report on Form 10-K for the year ended December 31, 2009 and beginning on page S-11 below.

Listing	Our common stock is listed on the New York Stock Exchange, under the symbol “DX”.

(1)	The number of shares of our common stock outstanding immediately after the closing of this offering is based on 15,168,742 shares of our common stock outstanding as of June 23, 2010.

RISK FACTORS

An investment in our common stock involves various risks, including those described below and the risks set forth under the caption “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2009. You should carefully consider these risk factors, together with all of the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, in determining whether to purchase our common stock. If any of these risks occur, our business, operating results, prospects and financial condition could be harmed. This could cause the market price of our common stock to decline and could cause you to lose all or part of your investment.

Risks Related to our Common Stock

The market price and trading volume of our common stock may be volatile.

The market price of our common stock may become highly volatile and subject to wide fluctuations. In addition, trading volume in our common stock may fluctuate and cause significant price variations to occur. Some of the factors that could result in fluctuations in the price or trading volume of our common stock include, among other things: actual or anticipated changes in our current or future financial performance, changes in market interest rates and general market and economic conditions. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly.

We have not established a minimum dividend payment level for our common stockholders and there are no assurances of our ability to pay dividends to them in the future.

We have not established a minimum dividend payment level for our common stockholders. Given our tax NOL carryforwards, we are able to maintain our REIT status even if we do not distribute 90% of our REIT taxable income. Our ability to pay dividends may be harmed by the risk factors described herein and in our Annual Report on Form 10-K for the year ended December 31, 2009. In addition, we may decide to use our NOL carryforward to offset all or a portion of our REIT dividend requirement. All distributions to our common stockholders will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future.

Future offerings of debt securities, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. Upon liquidation, holders of our debt securities and lenders with respect to our other borrowings will receive a distribution of our available assets prior to the holders of our common stock. In addition, upon liquidation, holders of shares of our preferred stock will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Moreover, our Series D Preferred Stock has, and any future issuance of preferred stock by us may have, a preference on liquidating distributions and on dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings.

Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

Future sales of our common stock could have an adverse effect on our stock price.

We cannot predict the effect, if any, of future sales of common stock, or the availability of shares for future sales, on the market price of our common stock. For example, upon conversion of our Series D Preferred Stock, we are required to issue shares of our common stock to holders of our Series D Preferred Stock, which increases the number of shares available for sale and dilutes existing holders of our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

We may not be able to use the money we raise to acquire investments at favorable prices.

We intend to seek to raise additional capital from time to time if we determine that it is in our best interests and the best interests of our shareholders, including through public offerings of our stock. The net proceeds of any offering could represent a significant increase in our equity. Depending on the amount of leverage that we use, the full investment of the net proceeds of any offering might result in a substantial increase in our total assets. There can be no assurance that we will be able to invest all of such additional funds in mortgage-related assets at favorable prices. We may not be able to acquire enough mortgage-related assets to become fully invested after an offering, or we may have to pay more for MBS than we have historically. In either case, the return that we earn on stockholders’ equity may be reduced.

SELECTED FINANCIAL DATA

The selected financial data set forth below is derived from our unaudited financial statements for the three months ended March 31, 2010 and 2009 and from our audited financial statements for the years ended December 31, 2009, 2008 and 2007. Our unaudited interim financial results, in the opinion of management, reflect all adjustments (consisting solely of normal recurring adjustments) which are necessary to present fairly the results of our operations for the unaudited interim periods. Our unaudited interim results for the three months ended March 31, 2010, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2010. The following selected financial data should be read in conjunction with the more detailed information contained in our financial statements and the notes thereto and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference in to the accompanying prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	($ in thousands, except per share data)			(unaudited)
Statement of Operations Data:
Net interest income	$10,683	$10,547	$24,565	$5,044	$7,197
Net interest income after provision for or recapture of loan losses	11,964	9,556	23,783	4,865	6,788
Equity in income (loss) of joint venture	709	(5,733)	2,400	(754)	—
Gain (loss) on sale of investments, net	755	2,316	171	83	77
Fair value adjustments, net	—	7,147	205	645	82
Other (expense) income	(533)	7,467	(2,262)	21	669
General and administrative expenses	(3,996)	(5,632)	(6,716)	(1,726)	(2,079)
Net income	$8,899	$15,121	$17,581	$3,134	$5,537

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	($ in thousands, except per share data)			(unaudited)
Net income to common shareholders	$4,889	$11,111	$13,571	$2,131	$4,534
Net income per common share:
Basic	$0.40	$0.91	$1.04	$0.18	$0.32
Diluted	$0.40	$0.91	$1.02	$0.18	$0.30
Dividends declared per share:
Common	$—	$0.71	$0.92	$0.23	$0.23
Series D Preferred	$0.95	$0.95	$0.95	$0.2375	$0.2375

	As of December 31,			March 31,
	2007	2008	2009	2010
	($ in thousands, except share data)			(unaudited)
Balance Sheet Data:
Investments	$331,795	$572,255	$917,981	$954,437
Total assets	374,758	607,191	958,062	994,458
Repurchase agreements	4,612	274,217	638,329	602,451
Non-recourse collateralized financing	203,199	177,157	143,081	201,506
Total liabilities	232,822	466,782	789,039	810,814
Shareholders’ equity	141,936	140,409	168,753	183,644
Common shares outstanding	12,136,262	12,169,762	13,931,512	15,037,802
Book value per common share	$8.22	$8.07	$9.08	$9.40

USE OF PROCEEDS

We intend to use any net proceeds from this offering to acquire additional investments consistent with our investment policy, and for general corporate purposes that may include, among other things, repayment of maturing obligations, capital expenditures and working capital.

PLAN OF DISTRIBUTION

Upon written instructions from us, JMP Securities LLC will use its commercially reasonable efforts consistent with its sales and trading practices to solicit offers to purchase shares of our common stock under the terms and subject to the conditions set forth in the sales agreement. JMP Securities LLC’s solicitation will continue until we instruct JMP Securities LLC to suspend the solicitations and offers. We will instruct JMP Securities LLC as to the amount of common stock to be sold by JMP Securities LLC. We may instruct JMP Securities LLC not to sell common stock if the sales cannot be effected at or above the price designated by us in any instruction. We or JMP Securities LLC may suspend the offering of common stock upon proper notice and subject to other conditions.

JMP Securities LLC will provide written confirmation to us no later than the opening of the trading day on the New York Stock Exchange following the trading day in which shares of our common stock are sold under the sales agreement. Each confirmation will include the number of shares sold on the preceding day, the prices at which such shares were sold, the gross proceeds received from such sales, the net proceeds to us and the compensation payable by us to JMP Securities LLC in connection with the sales.

We will pay JMP Securities LLC commissions for its services in acting as agent in the sale of common stock. JMP Securities LLC will be entitled to compensation of up to 2.0% of the gross sales price per share of common stock sold under the sales agreement. We estimate that the total expenses for the offering, excluding compensation payable to JMP Securities LLC under the terms of the sales agreement, will be approximately $125,000.

Settlement for sales of common stock will occur on the third business day following the date on which any sales are made, or on some other date that is agreed upon by us and JMP Securities LLC in connection with a particular transaction, in return for payment of the net proceeds to us.

In connection with the sale of the common stock on our behalf, JMP Securities LLC may, and will with respect to sales effected in an “at the market offering,” be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of JMP Securities LLC may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to JMP Securities LLC against certain civil liabilities, including liabilities under the Securities Act. We have also agreed to reimburse JMP Securities LLC for other specified expenses.

The offering of shares of our common stock pursuant to the sales agreement will terminate upon the earlier of (1) the sale of all common stock subject to the agreement, whether by JMP Securities LLC or any other agent pursuant to an “at the market offering,” or (2) termination of the sales agreement. We may terminate the sales agreement at any time in our sole discretion by giving notice to JMP Securities LLC. JMP Securities LLC may also terminate the sales agreement at any time in its sole discretion by giving notice to us.

In no event will the maximum compensation to be received by any FINRA member in connection with this offering exceed 8.0%.

JMP Securities LLC and its affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, JMP Securities will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus supplement.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus supplement will be passed upon for us by Troutman Sanders LLP, Virginia Beach, Virginia. Certain legal matters in connection with this offering will be passed upon for JMP Securities LLC by DLA Piper LLP (US), New York, New York.

EXPERTS

The financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 incorporated by reference in this prospectus have been so incorporated in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

$1,000,000,000

DYNEX CAPITAL, INC.

COMMON STOCK

PREFERRED STOCK

DEBT SECURITIES

WARRANTS

Dynex Capital, Inc. intends to offer and sell from time to time the debt and equity securities described in this prospectus. The total offering price of the securities described in this prospectus will not exceed $1,000,000,000 in the aggregate.

We will provide the specific terms of any securities we may offer in a supplement to this prospectus. You should carefully read this prospectus and any applicable prospectus supplement before deciding to invest in these securities.

Our common stock is listed on the New York Stock Exchange under the symbol “DX.” We may make any sales of our common shares under this prospectus, if any, on or through the facilities of the New York Stock Exchange, to or through a market maker, or to or through an electronic communications network, at market prices prevailing at the time of sale, or in any other manner permitted by law (including, without limitation, privately negotiated transactions). On April 9, 2008, the last reported sale price of our common stock as reported was $9.13 per share.

The securities may be offered directly, through agents designated by us from time to time, or through underwriters or dealers.

Our principal executive offices are located at 4551 Cox Road, Suite 300, Glen Allen, Virginia 23060. Our telephone number is (804) 217-5800.

Investing in our securities involves risks. See “Risk Factors” beginning on page 1 of this prospectus for information regarding risks associated with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 17, 2008.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. An offer to sell these securities will not be made in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we have previously filed with the Securities and Exchange Commission (the “SEC”) and incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement. We may sell, from time to time, in one or more offerings, any combinations of the securities described in this prospectus. This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities under this prospectus, we will provide a prospectus supplement that contains specific information about the terms of the securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The total dollar amount of the securities sold under this prospectus will not exceed $1,000,000,000.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the “Exchange Act”). You may read and copy any materials that we file with the SEC without charge at the public reference room of the Securities and Exchange Commission, 100 F Street, N.W., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. Also, the SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including Dynex Capital, Inc., that file electronically with the SEC. The public may obtain any documents that we file with the SEC at www.sec.gov.

We also make available free of charge on or through our internet website (www.dynexcapital.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and our securities, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates.

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to other documents that we file with the SEC. These incorporated documents contain important business and financial information about us that is not included in or delivered with this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is complete:

•	Annual Report on Form 10-K for the period ended December 31, 2007, filed on February 27, 2008;

•	Current Reports on Form 8-K, filed February 8 and April 1, 2008 and amended Current Report on Form 8-K/A, filed April 4, 2008; and

•

The description of our capital stock included in our Registration Statement on Form 8-A, filed pursuant to Section 12(b) of the Exchange Act on January 17, 1989, including any amendment or report filed for the purpose of updating that description.

You may obtain copies of these documents at no cost by writing or telephoning us at the following address:

Investor Relations

Dynex Capital, Inc.

4551 Cox Road, Suite 300

Glen Allen, VA 23060

(804) 217-5800

FORWARD-LOOKING STATEMENTS

Certain written statements we make in this prospectus that are not historical fact constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. All statements contained in this prospectus addressing the results of operations, our operating performance, events, or developments that we expect or anticipate will occur in the future, including statements relating to investment strategies, net interest income growth, earnings or earnings per share growth, and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements. The forward-looking statements are based upon management’s views and assumptions as of the date of this prospectus regarding future events and operating performance and are applicable only as of the dates of such statements. Such forward-looking statements may involve factors that could cause our actual results to differ materially from historical results or from any results expressed or implied by such forward-looking statements. We caution readers not to place undue reliance on forward-looking statements, which may be based on assumptions and anticipated events that do not materialize.

Factors that may cause actual results to differ from historical results or from any results expressed or implied by forward-looking statements are disclosed in our reports on Forms 10-K, 10-Q and 8-K incorporated by reference herein and in prospectus supplements and other offering materials.

See “Risk Factors” below for a further discussion of the risks of an investment in our securities.

OUR COMPANY

We were incorporated in Virginia on December 18, 1987 and commenced operations in February 1988. We and our subsidiaries are a specialty finance company organized as a mortgage real estate investment trust (“REIT”). We invest principally in single-family residential and commercial mortgage loans and securities, both investment grade rated and non-investment grade rated. Residential mortgage securities are typically referred to as RMBS and commercial mortgage securities are typically referred to as CMBS. We finance loans and RMBS and CMBS securities through a combination of non-recourse securitization financing, repurchase agreements, and equity. We employ financing in order to increase the overall yield on our invested capital. Our primary source of income is net interest income, which is the excess of the interest income earned on our investments over the cost of financing these investments. We may occasionally record gains or losses from the sale of investments prior to their maturity.

We and our qualified REIT subsidiaries have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and intend to continue to do so. As a result of this election, we and our qualified REIT subsidiaries are not taxed at the corporate level on taxable income distributed to stockholders, provided that certain REIT qualification tests are met. Certain of our affiliates, which may be consolidated with us for financial reporting purposes, may not be consolidated for federal income tax purposes because such entities may elect taxable REIT subsidiary tax status. All taxable income of any such taxable REIT subsidiaries would be subject to federal and state income taxes, where applicable, to the extent that such taxable income could not be offset by tax net operating loss carryforwards available to the taxable REIT subsidiary.

Our principal executive offices are located at 4551 Cox Road, Suite 300, Glen Allen, VA 23060. Our telephone number is (804) 217-5800. Our website is http://www.dynexcapital.com. The contents of our website are not a part of this prospectus. Our shares of common stock are traded on the New York Stock Exchange, or the “NYSE,” under the symbol “DX.”

RISK FACTORS

An investment in our securities involves various risks. You should carefully consider the risk factors incorporated by reference to our most recent Annual Report on Form 10-K and the other information contained in this prospectus, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, and the risk factors and other information contained in the applicable prospectus supplement before acquiring any of our securities.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, we expect to use the net proceeds from the sale of these securities for general corporate purposes.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

The following table sets forth the historical ratios of income from continuing operations (before fixed charges) to combined fixed charges and our preferred stock dividends for the periods indicated:

	Year Ended December 31,
(Amounts in thousands, except ratios)	2007		2006		2005		2004	2003
Ratio of earnings to combined fixed charges and preferred stock dividends	1.22	x	1.04	x	1.06	x	—	—
Deficiency of earnings to combined fixed charges and preferred stock dividends	—		—		—		$8,944	$26,583

DESCRIPTION OF OUR CAPITAL STOCK

The following is a description of the material terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, please refer to the Virginia Stock Corporation Act and our articles of incorporation and bylaws. See “Where You Can Find More Information.”

General

Our articles of incorporation currently authorize a total of 150,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, $0.01 par value per share and 50,000,000 shares of Preferred Stock, $0.01 par value per share, of which 5,713,430 shares are designated as Series D Preferred Stock.

As of April 9, 2008, we had issued and outstanding 12,169,762 shares of common stock and 4,221,539 shares of Series D Preferred Stock. Under the Virginia Stock Corporation Act, stockholders generally are not liable for the corporation’s debts or obligations.

Restrictions on Ownership and Transfer

Our articles of incorporation provide that if our board of directors determines in good faith that the direct or indirect ownership of our stock has or may become concentrated to an extent that would cause us to fail to qualify or be qualified as a REIT under sections 856(a)(5) or (6) of the Code, or similar provisions of successor statutes, we may redeem or repurchase any number of shares of common stock and/or preferred stock sufficient to maintain or bring such ownership into conformity with the Code and may refuse to transfer or issue shares of common stock and/or preferred stock to any person whose acquisition would result in our being unable to conform with the requirements of the Code. In general, Code sections 856(a)(5) and (6) provide that, as a REIT, we must have at least 100 beneficial owners for 335 days of each taxable year and that we cannot qualify as a REIT if, at any time during the last half of our taxable year, more than 50% in value of our outstanding stock is owned, directly or indirectly, by or for five or fewer individuals. In addition, our articles of incorporation provide that we may redeem or refuse to transfer any shares of our capital stock to the extent necessary to prevent the imposition of a penalty tax as a result of ownership of those shares by certain disqualified organizations, including governmental bodies and tax-exempt entities that are not subject to tax on unrelated business taxable income. The redemption or purchase price for those shares shall be equal to the fair market value of those shares as reflected in the closing sales price for those shares if then listed on a national securities exchange, or the average of the closing sales prices for those shares if then listed on more than one national securities exchange, or if those shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter on the last business day for which closing prices are available immediately preceding the day on which notices of such acquisitions are sent or, if no such closing sales prices or quotations are available, then the net asset value of those shares as determined by our board of directors in accordance with the provisions of applicable law.

All certificates representing shares of our common stock or preferred stock will refer to the restrictions described above.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and preferred stock is AST Stock Transfer and Trust Company.

DESCRIPTION OF OUR COMMON STOCK

The following description of our common stock sets forth certain general terms and provisions of our common stock to which any prospectus supplement may relate, including a prospectus supplement providing that common stock will be issuable upon conversion or exchange of our debt securities or preferred stock or upon the exercise of warrants to purchase our common stock.

All shares of our common stock covered by this prospectus will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of the articles of incorporation regarding the restrictions on transfer of stock, holders of shares of our common stock are entitled to receive dividends on such stock when, as and if authorized by our board of directors out of funds legally available therefor and declared by us and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of our company, including the preferential rights on dissolution of any class or classes of preferred stock.

Subject to the provisions of our articles of incorporation regarding the restrictions on transfer of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, such as our Series D Preferred Stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our board of directors, which means that other than with respect to the directors that the holders of a Series D Preferred Stock are entitled to elect, the holders of a plurality of the outstanding shares of our common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of the articles of incorporation regarding the restrictions on transfer of stock, shares of our common stock will have equal dividend, liquidation and other rights.

Under the Virginia Stock Corporation Act, a Virginia corporation generally cannot dissolve, amend its articles of incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of more than two-thirds of all votes entitled to be cast on the matter, unless a greater or lesser proportion of votes (but not less than a majority of all votes cast) is specified in the articles of incorporation. Our articles of incorporation provide that, except as otherwise required or authorized by the Virginia Stock Corporation Act or our articles of incorporation, the vote required to approve an amendment or restatement of the articles of incorporation shall be a majority of all votes entitled to be cast by each voting group entitled to vote on the amendment, other than in the case of an amendment or restatement that amends or affects: (i) the shareholder vote required by the Virginia Stock Corporation Act to approve a merger, share exchange, sale of all or substantially all of the corporation’s assets or the dissolution of the corporation, or (ii) the provisions addressing the ownership of excess shares in the articles of incorporation. Our articles of incorporation provide that if any shares of Series D Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by law or our articles of incorporation, the affirmative vote of at least two-thirds of the votes entitled to be cast by the holders of the Series D Preferred Stock will be required to (i) approve an amendment, alteration or repeal of any provisions of the articles of incorporation or bylaws that materially adversely affects the voting powers, rights or preferences of the holders of Series D Preferred Stock or (ii) authorizes or creates or increases an authorized amount of, any shares of any class or any security convertible into shares of any class ranking prior or senior to the Series D Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up of our company or in the payment of dividends.

DESCRIPTION OF OUR PREFERRED STOCK

The prospectus supplement relating to any series of preferred stock offered by that supplement will describe the specific terms of those securities, including:

•	the title and stated value of that preferred stock;

•	the number of shares of that preferred stock offered, the liquidation preference per share and the offering price of that preferred stock;

•	the dividend rate(s), period(s) and payment date(s) or method(s) of calculation thereof applicable to that preferred stock;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends on that preferred stock will accumulate;

•	the voting rights applicable to that preferred stock;

•	the procedures for any auction and remarketing, if any, for that preferred stock;

•	the provisions for a sinking fund, if any, for that preferred stock;

•	the provisions for redemption including any restriction thereon, if applicable, of that preferred stock;

•	any listing of that preferred stock on any securities exchange;

•

the terms and conditions, if applicable, upon which that preferred stock will be convertible into shares of our common stock, including the conversion price (or manner of calculation of the conversion price) and conversion period;

•	a discussion of federal income tax considerations applicable to that preferred stock;

•

any limitations on issuance of any series of preferred stock ranking senior to or on a parity with that series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

•

in addition to those limitations described above under “Description of Our Capital Stock — Restrictions on Ownership and Transfer,” any other limitations on actual and constructive ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT; and

•	any other specific terms, preferences, rights, limitations or restrictions of that preferred stock.

Rank Within Our Capital Structure

Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs rank:

•

senior to all classes or series of common stock and to all equity securities ranking junior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs;

•

on a parity with all equity securities issued by us the terms of which specifically provide that those equity securities rank on a parity with the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs; and

•

junior to all equity securities issued by us the terms of which specifically provide that those equity securities rank senior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs.

The term “equity securities” does not include convertible debt securities.

Dividends

Subject to the preferential rights of any other class or series of stock and to the provisions of the articles of incorporation regarding the restrictions on transfer of stock, holders of shares of our preferred stock will be entitled to receive dividends on such stock when, as and if authorized by our board of directors out of funds legally available therefor and declared by us, at rates and on dates as will be set forth in the applicable prospectus supplement.

Dividends on any series or class of our preferred stock may be cumulative or noncumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our board of directors fails to authorize a dividend payable on a dividend payment date on any series or class of preferred stock for which dividends are noncumulative, then the holders of that series or class of preferred stock will have no right to receive a dividend in respect of the dividend period ending on that dividend payment date, and we will have no obligation to pay the dividend accrued for that period, whether or not dividends on such series or class are declared or paid for any future period.

If any shares of preferred stock of any series or class are outstanding, no dividends may be authorized or paid or set apart for payment on the preferred stock of any other series or class ranking, as to dividends, on a parity with or junior to the preferred stock of that series or class for any period unless:

•

the series or class of preferred stock has a cumulative dividend, and full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment of those dividends is set apart for payment on the preferred stock of that series or class for all past dividend periods and the then current dividend period; or

•

the series or class of preferred stock does not have a cumulative dividend, and full dividends for the then current dividend period have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment of those dividends is set apart for the payment on the preferred stock of that series or class.

When dividends are not paid in full (or a sum sufficient for the full payment is not set apart) upon the shares of preferred stock of any series or class and the shares of any other series or class of preferred stock ranking on a parity as to dividends with the preferred stock of that series or class, then all dividends authorized on shares of preferred stock of that series or class and any other series or class of preferred stock ranking on a parity as to dividends with that preferred stock shall be authorized pro rata so that the amount of dividends authorized per share on the preferred stock of that series or class and other series or class of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on the shares of preferred stock of that series or class (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend) and that other series or class of preferred stock bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on preferred stock of that series or class that may be in arrears.

Redemption

We may have the right or may be required to redeem one or more series of preferred stock, in whole or in part, in each case upon the terms, if any, and at the time and at the redemption prices set forth in the applicable prospectus supplement.

If a series of preferred stock is subject to mandatory redemption, we will specify in the applicable prospectus supplement the number of shares we are required to redeem, when those redemptions start, the redemption price, and any other terms and conditions affecting the redemption. The redemption price will include all accrued and unpaid dividends, except in the case of noncumulative preferred stock. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred stock of any series or class is payable only from the net proceeds of the issuance of our stock, the terms of that preferred stock may provide that, if no such stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, that preferred stock shall automatically and mandatorily be converted into shares of our applicable stock pursuant to conversion provisions specified in the applicable prospectus supplement.

Liquidation Preference

Upon any voluntary or involuntary liquidation or dissolution of us or winding up of our affairs, then before any distribution or payment will be made to the holders of common stock or any other series or class of stock ranking junior to any series or class of the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of our affairs, the holders of that series or class of preferred stock will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid on the preferred stock (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets.

If, upon any voluntary or involuntary liquidation, dissolution or winding up, the legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series or class of preferred stock and the corresponding amounts payable on all shares of other classes or series of our stock of ranking on a parity with that series or class of preferred stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of that series or class of preferred stock and all other classes or series of capital stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If liquidating distributions have been made in full to all holders of any series or class of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of stock ranking junior to that series or class of preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For these purposes, the consolidation or merger of us with or into any other entity, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up of our affairs.

Voting Rights

Holders of preferred stock will not have any voting rights, except as set forth below or as indicated in the applicable prospectus supplement.

Unless provided otherwise for any series or class of preferred stock, so long as any shares of preferred stock of a series or class remain outstanding, we will not, without the affirmative vote or consent of the holders of at least a majority of the shares of that series or class of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series or class voting separately as a class):

•

authorize or create, or increase the authorized or issued amount of, any class or series of stock ranking prior to that series or class of preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized stock into any of those shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any of those shares; or

•

amend, alter or repeal the provisions of our articles of incorporation for such series or class of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of that series of class of preferred stock or the holders of the preferred stock.

However, any increase in the amount of the authorized preferred stock or the creation or issuance of any other series or class of preferred stock, or any increase in the amount of authorized shares of such series or class or any other series or class of preferred stock, in each case ranking on a parity with or junior to the preferred stock of that series or class with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

These voting provisions will not apply if, at or prior to the time when the act with respect to which that vote would otherwise be required will be effected, all outstanding shares of that series or class of preferred stock have been redeemed or called for redemption upon proper notice and sufficient funds have been deposited in trust to effect that redemption.

Conversion Rights

The terms and conditions, if any, upon which shares of any series or class of preferred stock are convertible into shares of common stock will be set forth in the applicable prospectus supplement. The terms will include:

•	the number of shares of common stock into which the preferred stock is convertible;

•	the conversion price (or manner of calculation of the conversion price);

•	the conversion period;

•	provisions as to whether conversion will be at the option of the holders of the preferred stock or us;

•	the events requiring an adjustment of the conversion price; and

•	provisions affecting conversion in the event of the redemption of the preferred stock.

Series D Preferred Stock

Our board of directors has classified and designated 5,713,430 shares of Series D Preferred Stock, of which 4,221,539 shares are currently outstanding. The Series D Preferred Stock generally provides for the following rights, preferences and obligations.

Ranking

The Series D Preferred Stock ranks, relating to payments of dividends and distributions of assets upon liquidation, dissolution or winding-up:

•

senior to the common stock and to all of the stock that our board of directors may authorize in the future with terms that specifically provide that such stock ranks junior to the Series D Preferred Stock,

•	on a parity with all of the stock that our board of directors may authorize in the future with terms that specifically provide that such stock ranks on a parity with the Series D Preferred Stock, and

•	junior to all of the stock that our board of directors may authorize in the future with terms that specifically provide that such stock ranks senior to the Series D Preferred Stock.

Distributions

Each share of Series D Preferred Stock accrues dividends cumulatively payable at a 9.50% annual rate. The holders of Series D Preferred Stock are entitled to receive, when and as declared by our board of directors out of funds legally available for that purpose, cumulative dividends payable in cash in an amount per share equal to the greater of (i) the per quarter base rate of $0.2375 or (ii) the per share quarterly dividend declared on the number of shares of common stock, or portion thereof, into which a share of Series D Preferred Stock is convertible, payable quarterly in arrears on the last day, or next succeeding business day, of January, April, July and October of each year. To the extent that these distributions are treated as dividends for federal income tax purposes, they may be used to satisfy our 90% REIT distribution requirement.

Liquidation

In the event of any liquidation, dissolution or winding up of our company, before any payment or distribution of our assets is made to or set apart for the holders of stock ranking junior to the Series D Preferred Stock, the holders of shares of Series D Preferred Stock will be entitled to receive $10.00 per share of Series D

Preferred Stock plus an amount equal to all dividends (whether or not earned or declared) accumulated, accrued and unpaid thereon to the date of final distribution to the holders; but the holders are not entitled to any further payment. Until the holders of the Series D Preferred Stock are paid the liquidation preference in full, plus an amount equal to all dividends (whether or not earned or declared) accumulated, accrued and unpaid thereon to the date of final distribution to such holders, no payment will be made to any holder of stock ranking junior to the Series D Preferred Stock upon the liquidation, dissolution or winding up of the corporation.

If the assets, or proceeds thereof, distributable among the holders of Series D Preferred Stock are insufficient to pay in full the preferential amount and liquidating payments, then such assets, or the proceeds thereof, will be distributed among the holders of Series D Preferred Stock ratably in the same proportion as the respective amounts that would be payable on such Series D Preferred Stock if all amounts payable thereon were paid in full. After payment has been made in full to the holders of Series D Preferred Stock, any other series or class of stock ranking junior to the Series D Preferred Stock will be entitled to receive any and all assets remaining to be paid or distributed.

Conversion

The Series D Preferred Stock is convertible by its holder, at such holder’s option, at any time into one share of common stock for each share of Series D Preferred Stock. The Series D Preferred Stock converts automatically into a new series of senior notes bearing an annual interest rate of 9.50% whenever we fall into arrears in the payment of dividends for two quarterly dividend periods or fail to maintain consolidated shareholders’ equity equal to at least 200% of the aggregate issue price of the then outstanding Series D Preferred Stock. The articles of amendment that provide for the Series D Preferred Stock also provide that this new series of senior notes will be governed by an indenture that will be in a form and substance substantially similar to the indenture that governed our 9.50% Senior Notes (the balance of which were paid in full in 2007) and that satisfies the requirements of the Trust Indenture Act.

Redemption

We are able to redeem, at our option and in whole or in part, the shares of Series D Preferred Stock by either (i) issuing and delivering to each holder for each share of Series D Preferred Stock to be redeemed the number of shares of common stock calculated in accordance with a conversation ratio that will be initially set at one share of common stock for each share of Series D Preferred Stock; provided, however, that for 20 trading days within any period of 30 consecutive trading days, including the last trading day of the period, the current market price of the common stock on each of the 20 trading days equals or exceeds $10.00, or (ii) paying out of funds legally available therefore a redemption price payable in cash equal to $10.00 per share of Series D Preferred Stock (plus all accumulated, accrued and unpaid dividends) for each share of Series D Preferred Stock.

Restrictions on Transfer

Holders of Series D Preferred Stock are be prohibited from transferring shares of Series D Preferred Stock where the transfer could or would result in our disqualification as a real estate investment trust under the Code, or could or would result in a person or persons acting as a group directly or indirectly owning in the aggregate more than 9.8% of the outstanding shares of our capital stock.

Voting Rights

The holders of Series D Preferred Stock have the right to vote separately to elect one director as long as any shares of Series D Preferred Stock remain outstanding and have the right to elect two directors so long as at least 50% of the originally issued shares of Series D Preferred Stock remain outstanding.

If any shares of Series D Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by law or the articles of incorporation, as amended, the affirmative vote of at least 66 2/3%

of the votes entitled to be cast by the holders of the Series D Preferred Stock will be required to (i) approve an amendment, alteration or repeal of any provisions of the articles of incorporation or bylaws that materially adversely affects the voting powers, rights or preferences of the holders of Series D Preferred Stock or (ii) authorizes or creates or increases an authorized amount of, any shares of any class or any security convertible into shares of any class ranking prior or senior to the Series D Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up of our company or in the payment of dividends.

Preemptive Rights

The holders of Series D Preferred Stock have no preemptive rights.

DESCRIPTION OF OUR DEBT SECURITIES

The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. Although the terms we have summarized below will apply generally to any future debt securities we may offer, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. If we indicate in a prospectus supplement, the terms of any debt securities we offer under that prospectus supplement may differ from the terms we describe below.

The debt securities will be our direct unsecured general obligations and may include debentures, notes, bonds or other evidences of indebtedness. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures. Senior debt securities will be issued under a senior indenture, and subordinated debt securities will be issued under a subordinated indenture. We use the term “indentures” to refer to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act. We use the term “trustee” to refer to either the senior trustee or the subordinated trustee, as applicable.

The following summaries of material provisions of the debt securities are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities.

General

We will describe in each prospectus supplement the following terms relating to a series of debt securities:

•	the title;

•	any limit on the amount that may be issued;

•	whether or not we will issue the series of debt securities in global form, the terms and who the depository will be;

•	the maturity date;

•

the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be payable;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•	the date, if any, after which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional redemption provisions;

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the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities;

•	whether the indenture will restrict our ability to pay dividends, or will require us to maintain any asset ratios or reserves;

•	whether we will be restricted from incurring any additional indebtedness;

•	a discussion on any material or special United States federal income tax considerations applicable to the debt securities;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities.

Conversion or Exchange Rights

We will set forth in the prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for shares of common stock or other securities of ours. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of common stock or other securities of ours that the holders of the series of debt securities receive would be subject to adjustment.

Consolidation, Merger or Sale

The indentures will not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquiror of such assets must assume all of our obligations under the indentures or the debt securities, as appropriate.

Events of Default Under an Indenture

We will set forth in the prospectus supplement a description of the events of default under any indenture with respect to a series of debt securities that we may issue.

Discharge

Each indenture will describe the circumstances under which we can elect to be discharged from our obligations with respect to a series of debt securities.

Form, Exchange and Transfer

We will issue the debt securities of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. We may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement with respect to that series.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If we elect to redeem the debt securities of any series, we will not be required to:

•

issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.

Information Concerning the Trustee

The trustee, other than during the occurrence and continuance of an event of default under an indenture, will undertake to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the trustee will be obligated to use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, a trustee will be under no obligation to exercise any of the powers given it by an indenture at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check which we will mail to the holder. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the trustee in the City of New York as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

All money we pay to a paying agent or the trustee for the payment of the principal of or any premium or interest on any debt securities which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

DESCRIPTION OF OUR WARRANTS

This section describes the general terms and provisions of our securities warrants. The applicable prospectus supplement will describe the specific terms of the securities warrants offered through that prospectus supplement as well as any general terms described in this section that will not apply to those securities warrants.

We may issue securities warrants for the purchase of our debt securities, preferred stock, or common stock. We may issue warrants independently or together with other securities, and they may be attached to or separate from the other securities. Each series of securities warrants will be issued under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent, as detailed in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the securities warrants and will not assume any obligation, or agency or trust relationship, with you.

The prospectus supplement relating to a particular issue of securities warrants will describe the terms of those securities warrants, including, where applicable:

•	the aggregate number of the securities covered by the warrant;

•	the designation, amount and terms of the securities purchasable upon exercise of the warrant;

•	the exercise price for our debt securities, the amount of debt securities upon exercise you will receive, and a description of that series of debt securities;

•	the exercise price for shares of our preferred stock, the number of shares of preferred stock to be received upon exercise, and a description of that series of our preferred stock;

•	the exercise price for shares of our common stock and the number of shares of common stock to be received upon exercise;

•	the expiration date for exercising the warrant;

•	the minimum or maximum amount of warrants that may be exercised at any time;

•	a discussion of U.S. federal income tax consequences; and

•	any other material terms of the securities warrants.

After the warrants expire they will become void. The prospectus supplement will describe how to exercise securities warrants. A holder must exercise warrants for our preferred stock or common stock through payment in U.S. dollars. All securities warrants will be issued in registered form. The prospectus supplement may provide for the adjustment of the exercise price of the securities warrants.

Until a holder exercises warrants to purchase our debt securities, preferred stock, or common stock, that holder will not have any rights as a holder of our debt securities, preferred stock, or common stock by virtue of ownership of warrants.

BOOK-ENTRY SECURITIES

The securities offered by means of this prospectus may be issued in whole or in part in book-entry form, meaning that beneficial owners of the securities will not receive certificates representing their ownership interests in the securities, except in the event the book-entry system for the securities is discontinued. Securities issued in book-entry form will be evidenced by one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to the securities. We expect that The Depository Trust Company will serve as depository. Unless and until it is exchanged in whole or in part for the individual securities represented by that security, a global security may not be transferred except as a whole by the depository for the global security to a nominee of that depository or by a nominee of that depository to that depository or another nominee of that depository or by the depository or any nominee of that depository to a successor depository or a nominee of that successor. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a class or series of securities that differ from the terms described here will be described in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the provisions described below will apply to depository arrangements.

Upon the issuance of a global security, the depository for the global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual securities represented by that global security to the accounts of persons that have accounts with such depository, who are called “participants.” Those accounts will be designated by the underwriters, dealers or agents with respect to the securities or by us if the securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to the depository’s participants or persons that may hold interests through those participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through records maintained by the applicable depository or its nominee (with respect to beneficial interests of participants) and records of the participants (with respect to beneficial interests of persons who hold through participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

So long as the depository for a global security or its nominee is the registered owner of such global security, that depository or nominee, as the case may be, will be considered the sole owner or holder of the securities represented by that global security for all purposes under the applicable indenture or other instrument defining the rights of a holder of the securities. Except as provided below or in the applicable prospectus supplement, owners of beneficial interest in a global security will not be entitled to have any of the individual securities of the series represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of any such securities in definitive form and will not be considered the owners or holders of that security under the applicable indenture or other instrument defining the rights of the holders of the securities.

Payments of amounts payable with respect to individual securities represented by a global security registered in the name of a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner of the global security representing those securities. None of us, our officers and directors or any trustee, paying agent or security registrar for an individual series of securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such securities or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depository for a series of securities offered by means of this prospectus or its nominee, upon receipt of any payment of principal, premium, interest, dividend or other amount in respect of a permanent global security representing any of those securities, will immediately credit its participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global security for those securities as shown on the records of that depository or its nominee. We also expect that payments by participants to owners of beneficial interests in that global security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.” Those payments will be the responsibility of these participants.

If a depository for a series of securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by us within 90 days, we will issue individual securities of that series in exchange for the global security representing that series of securities. In addition, we may, at any time and in our sole discretion, subject to any limitations described in the applicable prospectus supplement relating to those securities, determine not to have any securities of that series represented by one or more global securities and, in that event, will issue individual securities of that series in exchange for the global security or securities representing that series of securities.

MATERIAL PROVISIONS OF VIRGINIA LAW AND OF OUR

ARTICLES OF INCORPORATION AND BYLAWS

The following is a summary of certain provisions of Virginia law and of our articles of incorporation and bylaws. Copies of our articles of incorporation and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

The Board of Directors

Our bylaws provide that the number of directors of our company may be increased or decreased from time to time by our board of directors but may not be fewer than three nor more than 15. A majority of the directors are required to be “Unaffiliated Directors.” An “Unaffiliated Director” means a director of our company who is not affiliated, directly or indirectly with any person or entity, if any, responsible for directing and performing our day-to-day business affairs.

Any vacancy other than by reason of an increase in the number of directors may be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, provided, however, that Unaffiliated Directors will nominate replacements for vacancies among the Unaffiliated Directors, which replacements must be elected by a majority of the directors, including a majority of the Unaffiliated Directors. Any vacancy occurring by reason of an increase in the number of directors may be filled by action of a majority of the entire board of directors including a majority of Unaffiliated Directors. Directors elected by the board to fill a vacancy shall be elected to hold office until the next annual meeting of stockholders or until a successor is elected and qualified.

Pursuant to our articles of incorporation, all members of our board of directors will serve one year terms and until their successors are elected and qualified. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders at which our board of directors is elected, the holders of a plurality of the shares of our common stock will be able to elect all of the members of our board of directors other than the directors entitled to be elected by holders of our preferred stock. The holders of our Series D Preferred Stock are presently entitled to elect two directors.

Amendments to Our Articles of Incorporation

Unless our articles of incorporation or Virginia corporate law otherwise require, our articles of incorporation may be amended with the approval of the holders of a majority of the outstanding shares of common stock, subject to the voting rights (if any) of any series of preferred stock that may be outstanding from time to time.

Dissolution of Our Company

The dissolution of our company must be declared advisable by the board of directors and approved by the affirmative vote of the holders of a majority of all of the votes entitled to be cast on the matter, subject to any voting rights of any series of preferred stock outstanding.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

•	with respect to an annual meeting of stockholders, the only business to be considered and the only proposals to be acted upon will be those properly brought before the annual meeting:

¡	by, or at the direction of, our board of directors; or

¡	by a stockholder who is entitled to vote at the meeting and has complied with their advance notice procedures set forth in our bylaws;

•	with respect to special meetings of stockholders, only the business specified in our company’s notice of meeting may be brought before the meeting of stockholders unless otherwise provided by law; and

•	nominations of persons for election to our board of directors at any annual or special meeting of stockholders may be made only:

¡	by our board of directors or any committee thereof; or

¡	by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

Anti-Takeover Effect of Certain Provisions of Virginia Law and of Our Articles of Incorporation and Bylaws

Affiliated Transactions

The Virginia Stock Corporation Act limits “affiliated transactions” between a corporation and an “interested shareholder” for three years after the most recent date on which the interested shareholder becomes an interested shareholder, except in compliance with the Act. These affiliated transactions include a merger, statutory share exchange, dissolution, or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers and reclassifications involving interested shareholders. Virginia law defines an interested shareholder as:

•	any person who beneficially owns 10% or more of the voting power of our voting stock; or

•

An affiliate or associate of the corporation who, at any time within the three-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

The Virginia Stock Corporation Act provides that no corporation may engage in any affiliated transaction with any interested shareholder for a period of three years following the date on which an interested shareholder becomes an interested shareholder unless approved by the affirmative vote of a majority (but not less than two) of the disinterested directors and by the affirmative vote of the holders of two-thirds of the voting shares other than shares beneficially owned by the interested shareholder. After the three-year period, a corporation may engage in an affiliated transaction with an interested shareholder, provided that such transaction is approved by the affirmative vote of the holders of two-thirds of the voting shares other than shares beneficially owned by the interested shareholders.

The statute permits various exemptions from its provisions, including for affiliated transactions entered into after the three-year period that are approved by a majority of disinterested directors and affiliated transactions where the consideration will be paid to the holders of each class or series of voting shares and certain other conditions are met.

Control Share Acquisitions

The Virginia Stock Corporation Act provides that shares of a Virginia corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by resolution or at a special meeting by the affirmative vote of a majority of the votes entitled to be cast on the matter, excluding “interested shares” of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation: (i) an acquiring person with respect to a control share acquisition; (ii) any officer of such corporation; or (iii) any employee of such corporation who is also a director of the corporation. A “control share acquisition” means the acquisition of shares by a person that when added to all other shares owned by such person would cause such person to become entitled, immediately upon acquisition of such shares, to vote or direct the vote of, shares having voting power within any of the following ranges of the votes entitled to be cast in an election of directors (i) one-fifth or more but less than one-third of such votes; (ii) one-third or more but less than a majority of such votes; or (iii) a majority or more of such votes.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction.

Bylaws

The advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Indemnification and Limitation of Directors’ and Officers’ Liability

The Virginia Stock Corporation Act and our articles of incorporation provide for indemnification of our directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933. Our articles of incorporation require indemnification of directors and officers with respect to certain liabilities, expenses, and other amounts imposed on them by reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law. We also carry insurance on behalf of directors, officers, employees or agents which may cover liabilities under the Securities Act of 1933.

Under the Virginia Stock Corporation Act, a Virginia corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the Virginia Stock Corporation Act permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the company; and

•

a written undertaking by the director or on the director’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

The following discussion is a summary of the material U.S. federal income tax considerations that may be relevant to a prospective holder of securities. This summary is for general information only, and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors that are subject to special treatment under the federal income tax laws, such as insurance companies, financial institutions or broker-dealers, tax-exempt organizations, foreign corporations and persons who are not citizens or residents of the United States (except to the limited extent discussed in “— Taxation of Non-U.S. Holders”), investors who hold or will hold securities as part of hedging or conversion transactions or other integrated investment, investors subject to federal alternative minimum tax, investors holding their interest through a partnership or other pass-through entities, investors that have a principal place of business or “tax home” outside the United States and investors whose functional currency is not the United States dollar. This summary assumes that stockholders will hold our capital stock as capital assets.

The statements of law in this discussion are based on the Internal Revenue Code of 1986, as amended, or the “Code,” existing temporary, proposed and final Treasury regulations promulgated thereunder, current administrative interpretations, practices and rulings, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations. In addition, no assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes. No assurance can be given that the IRS would not assert, or that a court of competent jurisdiction would not sustain, a position contrary to any tax consequences described below.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of our securities and of our election to be taxed as a REIT. Specifically, we urge you to consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such ownership and election and regarding potential changes in applicable tax laws.

Taxation of Our Company

We are currently taxed as a REIT under the U.S. federal income tax laws. We believe that we are organized and operate in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to continue to qualify as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its investors. These laws are highly technical and complex.

We have a tax net operating loss carryforward of approximately $150 million, and a capital loss carryforward of approximately $12 million. The net operating loss carryforward expires substantially beginning in 2019 and the capital loss carryforward expires in 2011. To the extent that we have taxable income that is not distributed by us to our shareholders, we may offset such taxable income with our loss carryforwards and would not have to pay income tax and which would not impact our REIT status. As a result, we are not necessarily required to distribute 90% or more of our earnings to maintain our REIT status. See further discussion below.

Prior to the issuance of any securities under this registration statement, Troutman Sanders LLP, which has acted as our counsel in connection with the filing of this registration statement, is expected to issue its opinion that for the taxable year ending December 31, 2006, we have been organized and operated in conformity with the requirements for qualification as a REIT pursuant to sections 856 through 860 of the Code, and that for the taxable year ending December 31, 2007 and subsequent taxable years our organization and present and proposed method of operation enables us to meet the requirements for qualification and taxation as a REIT under the Code. Investors should be aware that Troutman Sanders LLP’s opinion will be based upon customary assumptions, is conditioned upon the accuracy of certain representations made by us as to factual matters, including representations regarding the nature of our assets and the future conduct of our business, and will not be binding upon the Internal Revenue Service (“IRS”) or any court. In addition, Troutman Sanders LLP’s opinion will be based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal tax laws. Those qualification tests include the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. While Troutman Sanders LLP will review those matters in connection with rendering the foregoing opinion, Troutman Sanders LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to U.S. federal tax in the following circumstances:

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We will pay U.S. federal income tax at regular corporate rates on taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned, to the extent we cannot otherwise offset such income with our loss carryforward.

•	Under certain circumstances, we may be subject to the “alternative minimum tax” on items of tax preference.

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We will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business and (2) other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

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If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “— Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on (1) the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by (2) a fraction intended to reflect our profitability.

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After consideration of our loss carryforwards, if we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of this required distribution over the sum of the amount we actually distributed, plus any retained amounts on which income tax has been paid at the corporate level.

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We may elect to retain and pay income tax on our net long-term capital gain. In that case a U.S. holder, as defined below under “— Taxation of U.S. Holders,” would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that a timely designation of such gain is made by us to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

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If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference to the C corporation’s basis in the asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the 10-year period after we acquire such asset. The amount of gain on which we will pay tax generally is the lesser of: (1) the amount of gain that we recognize at the time of the sale or disposition; or (2) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset.

•	We will incur a 100% excise tax on transactions with a taxable REIT subsidiary (“TRS”) that are not conducted on an arm’s-length basis.

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If we fail to satisfy certain asset tests, described below under “ — Asset Tests” and nonetheless continue to qualify as a REIT because we meet certain other requirements, we will be subject to a tax of the greater of $50,000 or at the highest corporate rate on the net income generated by the non-qualifying assets.

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We may be subject to a $50,000 tax for each failure if we fail to satisfy certain REIT qualification requirements, other than income tests or asset tests, and the failure is due to reasonable cause and not willful neglect.

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If we recognize excess inclusion income and have stockholders who are “disqualified organizations,” we may have to pay tax at the highest corporate rate on the portion of the excess inclusion income allocable to the stockholders that are disqualified organizations. See “ — Taxable Mortgage Pools” below.

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We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with votes relating to the composition of our stockholders.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, any TRS in which we own an interest will be subject to federal and state corporate income tax on its taxable income.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets the following requirements:

1.	it is managed by one or more trustees or directors;

2.	its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

3.	it would be taxable as a domestic corporation but for the REIT provisions of the U.S. federal income tax laws;

4.	it is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws;

5.	at least 100 persons are beneficial owners of its shares or ownership certificates;

6.	no more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the U.S. federal income tax laws to include certain entities, during the last half of each taxable year;

7.	it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

8.	it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

9.	it meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for such taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding shares of our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

We have issued sufficient stock with enough diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our articles of incorporation restrict the ownership and transfer of the stock so that we should continue to satisfy requirements 5 and 6. The provisions of our charter restricting the ownership and transfer of the stock are described in “Description of Our Capital Stock — Restrictions on Ownership and Transfer.”

If we comply with regulatory rules pursuant to which we are required to send annual letters to holders of our stock requesting information regarding the actual ownership of our stock, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement 6 above, we will be treated as having met the requirement.

In addition, we must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT qualification.

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a TRS, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described in this section, any “qualified REIT subsidiary” that we own will be ignored for U.S. federal income tax purposes, and all assets, liabilities, and items of income, deduction, and credit of that subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit. Similarly, any wholly owned limited liability company or certain wholly owned partnerships that we own will be disregarded, and all assets, liabilities and items of income, deduction and credit of such limited liability company will be treated as ours.

In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. For purposes of the 10% value test (as described below under “— Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we own or will acquire an interest, directly or indirectly, are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Subject to restrictions on the value of TRS securities held by the REIT, a REIT is permitted to own up to 100% of the stock of one or more TRS. A TRS is a fully taxable corporation. The TRS and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will be automatically treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of TRS securities. See “— Taxable REIT Subsidiaries.”

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income, excluding gross income from sales of inventory or dealer property in “prohibited transactions.” Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends and gain from the sale of shares in other REITs;

•	gain from the sale of real estate assets; and

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income derived from the temporary investment of new capital or “qualified temporary investment income,” that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test above, other types of dividends and interest, gain from the sale or disposition of stock or securities, income from certain hedging transactions, or any combination of these. In addition, income and gain from “hedging transactions,” as defined in “— Hedging Transactions,” that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 95% gross income test (but not the 75% gross income test). The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property. Rent that we receive from any real property that we might own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the several conditions are met, including the following:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person but may be based on a fixed percentage or percentages of gross receipts or gross sales.

•	Second, neither we nor a direct or indirect owner of 10% or more of our shares of stock may own, actually or constructively, 10% or more of a tenant other than a TRS from whom we receive rent.

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Third, if the rent attributable to personal property leased in connection with a lease of any real property that we might own exceeds 15% of the total rent received under the lease, then the portion of rent attributable to that personal property will not qualify as “rents from real property.”

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Fourth, we generally must not operate or manage any real property or furnish or render services to tenants, other than through an “independent contractor” who is adequately compensated, from whom we do not derive revenue, and who does not, directly or through its stockholders, own more than 35% of our shares of stock, taking into consideration the applicable ownership attribution rules. However, we need not provide services through an “independent contractor,” but instead may provide services directly to any such tenants, if the services are “usually or customarily rendered” in the geographic area in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to tenants without tainting our rental income from the related properties. See “— Taxable REIT Subsidiaries.”

Interest. The term “interest,” as defined for purposes of both the 75% and 95% gross income tests, generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

In Revenue Procedure 2003-65, the IRS established a safe harbor under which interest from loans secured by a first priority security interest in ownership interests in a partnership or limited liability company owning real property will be treated as qualifying income for both the 75% and 95% gross income tests, provided several requirements are satisfied. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, although we anticipate that most or all of any mezzanine loans that we make or acquire will qualify for the safe harbor in Revenue Procedure 2003-65, it is possible that we may make or acquire some mezzanine loans that do not qualify for the safe harbor.

Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. We do not own assets that are held primarily for sale to customers. We will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot provide assurance, however, that we can comply with such safe-harbor provisions or that we or our subsidiaries will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.”

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify for purposes of the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

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that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured;

•	for which the related loan or lease was acquired by the REIT at a time when the REIT had no intent to evict or foreclose or the REIT did not know or have reason to know that default would occur; and

•	for which such REIT makes a proper election to treat such property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property, or longer if an extension is granted by the Secretary of the Treasury. The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on such property, other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent; or

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which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

As a result of the rules with respect to foreclosure property, if a lessee defaults on its obligations under a percentage lease, we terminate the lessee’s leasehold interest, and we are unable to find a replacement lessee for the property within 90 days of such foreclosure, gross income from operations conducted by us from such property could cease to qualify for the 75% and 95% gross income tests unless we are able to hire an independent contractor to manage and operate the property. In such event, we might be unable to satisfy the 75% and 95% gross income tests and, thus, might fail to qualify as a REIT.

Hedging Transactions. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. To the extent that we enter into hedging transactions after December 31, 2004, income arising from “clearly identified” hedging transactions that are entered into by the REIT in the normal course of business, either directly or through certain subsidiary entities, to manage the risk of interest rate movements, price changes, or currency fluctuations with respect to borrowings or obligations incurred or to be incurred by the REIT to acquire or carry real estate assets is excluded from the 95% income test, but not the 75% income test. In general, for a hedging transaction to be “clearly identified,” (A) the transaction must be identified as a hedging transaction before the end of the day on which it is entered into, and (B) the items or risks being hedged must be identified “substantially contemporaneously” with the hedging transaction, meaning that the identification of the items or risks being hedged must generally occur within 35 days after the date the transaction is entered into. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. The REIT income and asset rules may limit our ability to hedge loans or securities acquired as investments.

Failure to Satisfy Gross Income Tests. We intend to monitor our sources of income so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect; and

•

following our identification of the failure to meet one or both gross income tests for a taxable year, a description of each item of our gross income included in the 75% or 95% gross income tests is set forth in a schedule for such taxable year filed as specified by Treasury regulations.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “— Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year:

•	First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	U.S. government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

•	Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

•	Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

•	Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, or equity interests in a partnership.

For purposes of the 10% value test, the term “securities” does not include:

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“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non “straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•

a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate.

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant.

•	Any obligation to pay “rents from real property.”

•	Certain securities issued by governmental entities.

•	Any security issued by a REIT.

•	Any debt instrument of an entity treated as a partnership for federal income tax purposes to the extent of our interest as a partner in the partnership.

•

Any debt instrument of an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “— Income Tests.”

We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our assets to comply at all times with such tests. There can be no assurances, however, that we will be successful in this effort. In this regard, to determine our compliance with these requirements, we will need to estimate the value of the real estate securing our mortgage loans at various times. In addition, we will have to value our investment in our other assets to ensure compliance with the asset tests. Although we will seek to be prudent in making these estimates, there can be no assurances that the IRS might not disagree with these determinations and assert that a different value is applicable, in which case we might not satisfy the 75% and the other asset tests and would fail to qualify as a REIT. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•

the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

In the event that we violate the second or third asset tests described above at the end of any calendar quarter, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure, (ii) file a schedule with the IRS describing the assets that caused such failure in accordance with regulations promulgated by the Secretary of Treasury and (iii) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

Taxable REIT Subsidiaries

We may own stock of a TRS. A TRS is a fully taxable corporation for which a TRS election is properly made. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and us or our tenants, if any, that are not conducted on an arm’s-length basis.

We have formed and made a timely election with respect to one TRS presently owned. Additionally, we may form or acquire additional TRSs in the future.

Distribution Requirements

Each taxable year, in order to qualify as a REIT we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•

the sum of (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and net capital gains, and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income; and

•	any net operating loss or capital loss carryforward that we have available and elect to apply.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to stockholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our stockholders in the year in which paid, even through the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards our distribution requirement and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents.

We will pay federal income tax at ordinary corporate tax rates on taxable income, including net capital gain, that we do not distribute to our stockholders. Furthermore, we must distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income from prior periods.

If we fail to distribute such amounts within the proscribed timeframe, then we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “— Taxation of Taxable U.S. Holders of Stock.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements.

It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses, and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. In addition, we may not deduct recognized net capital losses from our “REIT taxable income.” As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred shares.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

To avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding shares of stock. We intend to comply with such requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “— Income Tests” and “— Asset Tests.”

If we were to fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax on our taxable income at regular corporate rates and any applicable alternative minimum tax. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as regular corporate dividends. The excess inclusion income rules (which are described under “Taxable Mortgage Pools” below) will not apply to the distributions we make. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction and individual and certain non corporate trust and estate stockholders may be eligible for the reduced U.S. federal income tax rate of 15% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Tax-Exempt U.S. Entities

Tax-exempt U.S. entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation, thus typically dividends received by such entities are not subject to taxation when received. However, these entities or accounts are subject to taxation on any unrelated business taxable income generated. While many investments in real estate generate unrelated business taxable income, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income.

However, if a tax-exempt stockholder were to finance its acquisition of our stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, if we are a “pension-held REIT,” a qualified employee pension or profit sharing trust that owns more than 10% of our shares of stock is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. That percentage is equal to the gross income that we derive from an unrelated trade or business, if any, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares of stock only if:

•	the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5%;

•

we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust (see “— Requirements for Qualification” above); and

•

either (1) one pension trust owns more than 25% of the value of our stock or (2) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

The ownership and transfer restrictions in our charter reduce the risk that we may become a “pension-held REIT.”

A tax-exempt entity may also be required to treat any excess inclusion income as unrelated business taxable income as described in “— Taxable Mortgage Pools.”

Taxation of U.S. Holders

The term “U.S. holder” means a holder of our securities that for U.S. federal income tax purposes is a “U.S. person.” A “U.S. person” means:

•	a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our securities, you should consult your tax advisor regarding the consequences of the purchase, ownership and disposition of our securities by the partnership. The following section addresses the treatment of a U.S. holder that holds our stock; the treatment of a U.S. holder that holds our debt securities is discussed below under “— Holders of Debt Securities.”

Taxation of Taxable U.S. Holders of Stock

As long as we qualify as a REIT, (1) a taxable U.S. holder of our stock must report as ordinary income, distributions or retained long-term capital gain that are made out of our current or accumulated earnings and profits and that we do not designate as capital gain dividends, and (2) a corporate U.S. holder of our stock will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. holder generally will not qualify for the 15% tax rate (through 2010) for “qualified dividend income.” Qualified dividend income generally includes dividends from most U.S. corporations but does not generally include REIT dividends. As a result, our ordinary REIT dividends generally will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (1) attributable to dividends received by us from non-REIT corporations, such as our TRSs, and (2) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend.

A U.S. holder generally will report distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. holder has held our stock. A corporate U.S. holder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. holder would be taxed on its proportionate share of our undistributed long-term capital gain, to the extent that we designate such amount in a timely notice to such stockholder. The U.S. holder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. holder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

To the extent that we make a distribution in excess of our current and accumulated earnings and profits, such distribution will not be taxable to a U.S. holder to the extent that it does not exceed the adjusted tax basis of the U.S. holder’s stock. Instead, such distribution will reduce the adjusted tax basis of such stock. To the extent that we make a distribution in excess of both our current and accumulated earnings and profits and the U.S. holder’s adjusted tax basis in its stock, such stockholder will recognize long-term capital gain, or short-term capital gain if the stock has been held for one year or less, assuming the stock is a capital asset in the hands of the U.S. holder. The IRS has ruled that if total distributions for two or more classes of stock are in excess of current and accumulated earnings and profits, dividends must be treated as having been distributed to those stockholders having a priority under the corporate charter before any distribution to stockholders with lesser priority. If we declare a dividend in October, November, or December of any year that is payable to a U.S. holder of record on a specified date in any such month, such dividend shall be treated as both paid by us and received by the U.S. holder on December 31 of such year, provided that we actually pay the dividend during January of the following calendar year.

Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, we would carry over such losses for potential offset against our future income generally. Taxable distributions from us and gain from the disposition of our stock will not be treated as passive activity income, and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of the stock generally will be treated as investment income for purposes of the investment interest limitations.

We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Holders on the Disposition of Stock. In general, a U.S. holder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our stock as long-term capital gain or loss if the U.S. holder has held the stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. holder must treat any loss upon a sale or exchange of stock held by such stockholder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from us that such U.S. holder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. holder realizes upon a taxable disposition of the stock may be disallowed if the U.S. holder purchases the same type of stock within 30 days before or after the disposition.

Capital Gains and Losses. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 35%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 15% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders at a 15% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding. We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 28% with respect to distributions unless such holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, any stockholders who fail to certify their non-foreign status to us may be subject to withholding on a portion of capital gain distributions. See “— Taxation of Non-U.S. Holders.”

Taxation of Non-U.S. Holders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other holders of our securities that are not U.S. persons (collectively, “non-U.S. holders”) are complex. This section is only a summary of such rules as they apply to non-U.S. holders of our stock; a summary of such rules as they apply to non-U.S. holders of our debt securities is discussed below under “— Holders of Debt Securities.” We urge non-U.S. holders to consult their own tax advisors to determine the impact of U.S. federal, state, and local income tax laws on ownership of our stock, including any reporting requirements.

A non-U.S. holder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. In general, non-U.S. holders are not considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. However, if a distribution is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. holders are taxed with respect to such distributions. A non-U.S. holder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. Generally, a non-U.S. holder will be subject to U.S. income tax withholding at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. holder unless either:

•	a lower treaty rate applies and the non-U.S. holder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with the payor; or

•	the non-U.S. holder files an IRS Form W-8ECI with the payor claiming that the distribution is effectively connected income.

Generally, a non-U.S. holder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its stock.

Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. holder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock, if the non-U.S. holder otherwise would be subject to tax on gain from the sale or disposition of its stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, the entire amount of any distribution will be subject to withholding as a taxable dividend. However, a non-U.S. holder may obtain a full or partial refund, as appropriate, of amounts that are withheld if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Unless we are a “domestically-controlled REIT,” as defined below, withholding at a rate of 10% is required on any distribution that exceeds our current and accumulated earnings and profits. Consequently, although withholding at a rate of 30% on the entire amount of any distribution is generally required, withholding at a rate of 10% may be required on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which we qualify as a REIT, a non-U.S. holder may incur tax on distributions that are attributable to gain from any sale or exchange of “United States real property interests” under special provisions of the U.S. federal income tax laws referred to as “FIRPTA.” The term “United States real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property. Under those rules, a non-U.S. holder is taxed on distributions attributable to gain from sales of United States real property interests as if such gain were effectively connected with a United States business of the non-U.S. holder. A non-U.S. holder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. holders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate holder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Except as described below with respect to regularly traded stock, withholding is required at a rate of 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. holder may receive a credit against its tax liability for the amount we withhold. Any distribution with respect to any class of stock which is regularly traded on an established securities market located in the United States, such as our stock, shall not be treated as gain recognized from the sale or exchange of a United States real property interest if the non-U.S. holder did not own more than 5% of such class of stock at any time during the taxable year within which the distribution is received. The distribution will be treated as an ordinary dividend to the non-U.S. holder and taxed as an ordinary dividend that is not a capital gain. A non-U.S. holder is not required to file a U.S. federal income tax return by reason of receiving such a distribution, and the branch profits tax no longer applies to such a distribution. However, the distribution will be subject to U.S. federal income tax withholding as an ordinary dividend as described above.

On May 17, 2006, President Bush signed into law the Tax Increase Prevention and Reconciliation Act of 2005 (“TIPRA”). TIPRA requires any distribution that is made by a REIT that would otherwise be subject to FIRPTA because the distribution is attributable to the disposition of a United States real property interest to retain its character as FIRPTA income when distributed to any regulated investment company or other REIT, and to be treated as if it were from the disposition of a United States real property interest by that regulated investment company or other REIT. This provision of TIPRA applies to distributions with respect to taxable years beginning after December 31, 2005. A “wash sale” rule is also included in TIPRA for transactions involving certain dispositions of REIT stock to avoid FIRPTA tax on dispositions of United States real property interests. These wash sale rules are applicable to transactions occurring on or after the thirtieth day following the date of enactment of TIPRA.

A non-U.S. holder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our stock as long as we are a “domestically-controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non U.S. holders. We cannot assure you that test will be met. However, a non-U.S. holder that owned, actually or constructively, 5% or less of our stock at all times during a specified testing period will not incur tax under FIRPTA with respect to any such gain if the stock is “regularly traded” on an established securities market. To the extent that our stock is regularly traded on an established securities market, a non-U.S. holder will not incur tax under FIRPTA unless it owns more than 5% of our stock. If the gain on the sale of the stock were taxed under FIRPTA, a non-U.S. holder would be taxed in the same manner as U.S. holders with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. holder generally will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. holder will incur a 30% tax on his capital gains.

Taxable Mortgage Pools

A taxable mortgage pool is any entity (or in certain cases, a portion of an entity) other than a REMIC that has the following characteristics:

•	Substantially all (generally, more than 80%) of the assets of such entity consist of debt obligations and more than 50% of such debt obligations are real estate mortgages;

•	Such entity issues two or more classes of debt obligations having different maturities; and

•

The timing and amount of payments or projected payments on the debt obligations issued by the entity are determined in large part by the timing and amount of payments the entity receives on the debt obligations it holds as assets.

If a REIT is a taxable mortgage pool, or if a REIT owns a qualified REIT subsidiary that is a taxable mortgage pool, then a portion of the REIT’s income will be treated as excess inclusion income and a portion of the dividends the REIT pays to its stockholders will be considered to be excess inclusion income. You cannot offset excess inclusion income with net operating losses or otherwise allowable deductions. Moreover, if you are a tax-exempt stockholder, such as a domestic pension fund, you must treat excess inclusion income as unrelated business taxable income. If you are not a U.S. holder, your dividend distributions may be subject to withholding tax, without regard to any exemption or reduction in rate that might otherwise apply, with respect to your share of excess inclusion income. The manner in which excess inclusion income would be allocated among shares of different classes of our stock or how such income is to be reported to stockholders is not clear under current law.

Several of our investments are contained in securitization trusts which are considered taxable mortgage pools. To the extent that these taxable mortgage pools have excess inclusion income, we will report these amounts annually.

Redemption and Conversion of Preferred Stock

Cash Redemption of Preferred Stock

A redemption of preferred stock will be treated for U.S. federal income tax purposes as a distribution taxable as a dividend (to the extent of our current and accumulated earnings and profits) at ordinary income rates, unless the redemption satisfies one of the tests set forth in section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. Such a redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to the holder (which will not be the case if only non-voting preferred stock is redeemed), (ii) results in a “complete termination” of the holder’s equity interest in our Company, or (iii) is “not essentially equivalent to a dividend” with respect to the holder, all within the meaning of section 302(b) of the Code.

In determining whether any of these tests has been met, shares of our common stock and preferred stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares of our common stock and preferred stock actually owned by the holder, must generally be taken into account. If a holder of preferred stock owns (actually and constructively) no shares of our outstanding common stock or an insubstantial percentage thereof, a redemption of shares of preferred stock of that holder is likely to qualify for sale or exchange treatment because the redemption would be “not essentially equivalent to a dividend.” However, because the determination as to whether any of the alternative tests of section 302(b) of the Code will be satisfied with respect to any particular holder of preferred stock depends upon the facts and circumstances at the time the determination must be made. We urge prospective holders of preferred stock to consult their own tax advisors to determine such tax treatment.

If a redemption of preferred stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated as a taxable sale or exchange by that holder. As a result, the holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits) and (ii) the holder’s adjusted tax basis in the shares of the preferred stock. Such gain or loss will be capital gain or loss if the shares of preferred stock were held as a capital asset, and will be long-term gain or loss if such shares were held for more than one year. If a redemption of preferred stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder’s adjusted tax basis in the redeemed shares of the preferred stock will be transferred to the holder’s remaining shares of our stock. If the holder owns no other shares of our stock, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely. Proposed Treasury Regulations would, if adopted, alter the method for recovering your adjusted tax basis in any shares redeemed in a dividend-equivalent redemption. Under the proposed Treasury Regulations, you would be treated as realizing a capital loss on the date of the dividend-equivalent redemption equal to the adjusted tax basis of the preferred stock redeemed, subject to adjustments.

The recognition of such loss would generally be deferred until the occurrence of specified events, such as, for example, when you cease to own, actually or constructively, any shares of our stock. There can be no assurance that the proposed Treasury Regulations will be adopted, or that they will be adopted in their current form.

Conversion of Preferred Stock into Common Stock

In general, no gain or loss will be recognized for U.S. federal income tax purposes upon conversion of the preferred stock solely into shares of common stock. The basis that a stockholder will have for tax purposes in the shares of common stock received upon conversion will be equal to the adjusted basis for the stockholder in the shares of preferred stock so converted, and provided that the shares of preferred stock were held as a capital asset, the holding period for the shares of common stock received would include the holding period for the shares of preferred stock converted. A stockholder will, however, generally recognize gain or loss on the receipt of cash in lieu of fractional shares of common stock in an amount equal to the difference between the amount of cash received and the stockholder’s adjusted basis for tax purposes in the preferred stock for which cash was received. Furthermore, under certain circumstances, a stockholder of shares of preferred stock may recognize gain or dividend income to the extent that there are dividends in arrears on the shares at the time of conversion into common stock.

Adjustments to Conversion Price

Adjustments in the conversion price, or the failure to make such adjustments, pursuant to the anti-dilution provisions of the preferred stock or otherwise, may result in constructive distributions to the stockholders of preferred stock that could, under certain circumstances, be taxable to them as dividends pursuant to section 305 of the Code. If such a constructive distribution were to occur, a stockholder of preferred stock could be required to recognize ordinary income for tax purposes without receiving a corresponding distribution of cash.

Warrants

Upon the exercise of a warrant for common stock, a holder will not recognize gain or loss and will have a tax basis in the common stock received equal to the tax basis in such stockholder’s warrant plus the exercise price of the warrant. The holding period for the common stock purchased pursuant to the exercise of a warrant will begin on the day following the date of exercise and will not include the period that the stockholder held the warrant.

Upon a sale or other disposition of a warrant, a holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the holder’s tax basis in the warrant. Such a gain or loss will be long term if the holding period is more than one year. In the event that a warrant lapses unexercised, a holder will recognize a capital loss in an amount equal to his tax basis in the warrant. Such loss will be long term if the warrant has been held for more than one year.

Holders of Debt Securities

U.S. Holders

Payments of Interest. In general, interest on debt securities will be taxable to a U.S. holder as ordinary income at the time it accrues or is received, in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. In general, if the terms of a debt instrument entitle a holder to receive payments other than “qualified stated interest” (generally, stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed or qualifying floating rate), such holder might be required to recognize additional interest as “original issue discount” (“OID”) over the term of the instrument. If we issue any such debt securities, we will describe the further tax consequences applicable to the securities in a prospectus supplement.

Extendible Debt Securities, Renewable Debt Securities and Reset Debt Securities. If so specified in the prospectus supplement or supplements relating to the debt securities of a series, we or you may have the option to extend the maturity of those debt securities. In addition, we may have the option to reset the interest rate, the spread or the spread multiplier.

The U.S. federal income tax treatment of a debt security with respect to which such an option has been exercised is unclear and will depend, in part, on the terms established for such debt securities by us pursuant to the exercise of the option. You may be treated for federal income tax purposes as having exchanged your debt securities for new debt securities with revised terms. If this is the case, you would realize gain or loss equal to the difference between the issue price of the new debt securities and your tax basis in the old debt securities.

If the exercise of the option is not treated as an exchange of old debt securities for new debt securities, you will not recognize gain or loss as a result of such exchange.

The presence of such options may also affect the calculation of OID, among other things.

You should carefully examine the prospectus supplement or supplements relating to any such debt securities, and should consult your own tax advisor regarding the United States federal income tax consequences of the holding and disposition of such debt securities.

Information Reporting and Backup Withholding. In general, information reporting requirements will apply to certain payments of principal, premium, if any, redemption price, if any, OID, if any, interest and other amounts paid to you on the debt securities and to the proceeds of sales of the debt securities made to you unless you are an exempt recipient (such as a corporation). A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

The following is a discussion of the material U.S. federal income and estate tax consequences that generally will apply to you if you are a non-U.S. holder of debt securities.

U.S. Federal Withholding Tax. The 30% U.S. federal withholding tax will not apply to any payment of principal of and, under the “portfolio interest” rule, interest, including OID, on the debt securities, provided that:

•

you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of section 871(h)(3) of the Code and related U.S. Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the debt securities is described in section 881(c)(3)(A) of the Code;

•	the interest is not considered contingent interest under section 871(h)(4)(A) of the Code and the related U.S. Treasury regulations; and

•

you provide your name and address on an IRS Form W-8BEN (or successor form), and certify, under penalty of perjury, that you are not a U.S. person or (2) you hold your debt securities through certain foreign intermediaries, and you satisfy the certification requirements of applicable U.S. Treasury regulations. Special certification rules apply to certain non-U.S. holders that are entities rather than individuals.

If you cannot satisfy the requirements described above, payments of premium, if any, and interest, including OID, made to you will be subject to the 30% U.S. federal withholding tax (which will be deducted from such interest payments by the paying agent), unless you provide us with a properly executed:

•	IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in the rate of withholding under the benefit of an applicable tax treaty; or

•

IRS Form W-8ECI (or successor form) stating that interest paid on the debt securities is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States as discussed below.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. The 30% U.S. federal withholding tax generally will not apply to any payment of principal that you realize on the sale, exchange, retirement or other taxable disposition of any of the debt securities.

U.S. Federal Income Tax. If you are engaged in a trade or business in the United States and premium, if any, and interest, including OID, on the debt securities is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that premium, if any, and interest, including OID, on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements discussed above are satisfied) in the same manner as if you were a U.S. person. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, premium, if any, and interest, including OID, on debt securities will be included in your earnings and profits.

Any gain realized on the disposition of debt securities generally will not be subject to U.S. federal income tax unless:

•

that gain is effectively connected with your conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met.

U.S. Federal Estate Tax. Your estate will not be subject to U.S. federal estate tax on the debt securities beneficially owned by you at the time of your death, provided that any payment to you on the debt securities, including OID, would be eligible for exemption from the 30% U.S. federal withholding tax under the “portfolio interest” rule described above under “—U.S. Federal Withholding Tax,” without regard to the certification requirement described in the fifth bullet point of that section.

Information Reporting and Backup Withholding. Generally, we must report to the IRS and to you the amount of interest, including OID, on the debt securities paid to you and the amount of tax, if any, withheld with respect to such payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, backup withholding will not apply to payments that we make or any of our paying agents (in its capacity as such) makes to you if you have provided the required certification that you are a non-U.S. holder as described above and provided that neither we nor any of our paying agents has actual knowledge or reason to know that you are a U.S. holder (as described above).

In addition, you will not be subject to backup withholding and information reporting with respect to the proceeds of the sale of debt securities within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

State and Local Taxes

We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property, or reside. The state and local tax treatment in such jurisdictions may differ from the U.S. federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in our securities.

PLAN OF DISTRIBUTION

We may sell our securities domestically or abroad, through underwriters, dealers or agents, or directly, or through any combination of those methods. The applicable prospectus supplement will describe the terms of the offering that it applies to, including the names of any underwriters, dealers or agents, the purchase price for our securities, and the proceeds we expect to receive. It will also include any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters’ compensation, the initial public offering price, any discounts or concessions allowed or re-allowed or paid to dealers, and a list of any securities exchanges on which the securities offered may be listed.

If we use underwriters in any sale, our securities will be purchased by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Our securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriters with respect to a particular underwritten offering will be named in the applicable prospectus supplement relating to that offering. If an underwriting syndicate is used, the managing underwriter or underwriters will be disclosed on the cover of the applicable prospectus supplement. Generally, the obligations of the underwriters or agents to purchase the securities that we offer will be subject to conditions precedent, and the underwriters will have to purchase all of the offered securities if any are purchased. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. In no event will the maximum commission or discount to be received by any Financial Industry Regulatory Authority member or independent broker-dealer exceed 8% for the sale of the securities registered hereunder.

If we use dealers to sell our securities, we will sell our securities to the dealers as principals. The dealers may then resell our securities to the public at varying prices that they determine at the time of resale. We will disclose the names of the dealers and the terms of the transaction in the applicable prospectus supplement.

We may sell the securities through agents that we designate from time to time at fixed prices that may be changed, or at varying prices determined at the time of sale. We will name any agent involved in the offer or sale of our securities and specify any commissions that we will pay them. Unless otherwise specified in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Underwriters or agents may be paid by us or by purchasers of our securities for whom they act as agents in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of our securities may all be deemed to be underwriters, and any discounts or commissions that they receive, as well as profit they receive on the resale of our securities, may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

A prospectus supplement may indicate that we will authorize agents, underwriters or dealers to solicit from specified types of institutions offers to purchase our securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts permitting payment and delivery on a specified future date. The prospectus supplement will describe conditions of any delayed delivery contracts, as well as the commission we will pay for solicitation of these contracts.

Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

In order to facilitate the offering of our securities, any underwriters or agents involved in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of our securities, or other securities that affect payments on our securities. Specifically, the underwriters or agents may overallot in connection with the offering, creating a short position for their own account. In addition, to cover overallotments or to stabilize the price of our securities, or other securities that affect payments on our securities, the underwriters or agents may bid for and purchase the securities in the open market. In any offering of our securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or dealer for distributing our securities if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of our securities above independent market levels. The underwriters or agents are not required to engage in these activities, and may end any of these activities at any time.

Agents, dealers and underwriters may be entitled to be indemnified by us against specified civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments that they may be required to make.

Any underwriters, dealers or agents that we use, as well as their affiliates, may engage in transactions with us or perform services for us in the ordinary course of business.

EXPERTS

The financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Troutman Sanders LLP, Virginia Beach, Virginia.

Dynex Capital, Inc.

Up to 5 Million Shares of Common Stock

June 24, 2010

JMP Securities